UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 9, 2011

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: STMicroelectronics N.V.’s First Quarter 2011:
●	Operating and Financial Review and Prospects;
●	Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow, and Statements of Changes in Equity and related Notes for the three months ended April 2, 2011; and
●	Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Equity for the three months ended April 2, 2011 and Notes thereto included elsewhere in this Form 6-K, and our annual report on Form 20-F for the year ended December 31, 2010 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on March 7, 2011 (the “Form 20-F”). The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Critical Accounting Policies Using Significant Estimates”, “Business Outlook” and “Liquidity and Capital Resources—Financial Outlook”. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” included in the Form 20-F. We assume no obligation to update the forward-looking statements or such risk factors.

Our Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is provided in addition to the accompanying consolidated financial statements and notes to assist readers in understanding our results of operations, financial condition and cash flows. Our MD&A is organized as follows:

•
Critical Accounting Policies using Significant Estimates, which we believe are most important to understanding the assumptions and judgments incorporated in our reported financial results and forecasts.

•	Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights designed to provide context for the other sections of the MD&A.

•	Business Outlook, our expectations for selected financial items for the second quarter of 2011.

•	Other Developments in 2011.

•	Results of Operations, containing a sequential and year-over-year analysis of our financial results for the three months ended April 2, 2011 as well as segment information.

•	Legal Proceedings, describing the status of open legal proceedings.

•	Related Party Transactions, disclosing transactions with related parties.

•	Discussion of the impact of changes in exchange rates, interest rates and equity prices on our activity and financial results.

•	Liquidity and Capital Resources, presenting an analysis of changes in our balance sheets and cash flows, and discussing our financial condition and potential sources of liquidity.

•	Backlog and Customers, discussing the level of backlog and sales to our key customers.

•	Disclosure Controls and Procedures.

•	Cautionary Note Regarding Forward-Looking Statements.

Critical Accounting Policies Using Significant Estimates

The preparation of our Unaudited Consolidated Financial Statements in accordance with U.S. GAAP requires us to make estimates and assumptions. The primary areas that require significant estimates and judgments by us include, but are not limited to:

•	sales returns and allowances;

•	determination of the best estimate of selling price for deliverables in multiple element sale arrangements;

•	inventory reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory;

•	provisions for litigation and claims;

•
valuation at fair value of acquired assets including intangibles, goodwill, investments and tangible assets, and assumed liabilities in a business combination, as well as the impairment of their related carrying values;

•	assessment, in each reporting period, of events, which could trigger interim impairment testing;

•	estimated value of the consideration to be received and used as fair value for asset groups classified as assets to be disposed of by sale and the assessment of probability of realizing the sale;

•	determination of fair value on nonmonetary exchanges of assets;

•	measurement of the fair value of debt and equity securities, for which no observable market price is obtainable;

•	assessment of credit losses and other-than-temporary impairment charges on financial assets;

•	valuation of noncontrolling interest, particularly in case of contribution in kind as part of a business combination;

•	restructuring charges;

•	assumptions used in calculating pension obligations; and

•	determination of the amount of taxes estimated for the full year, including deferred income tax assets and valuation allowances, and provisions for uncertain tax positions and claims.

We base the estimates and assumptions on historical experience and on various other factors such as market trends and the latest available business plans that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While we regularly evaluate our estimates and assumptions, the actual results we experience could differ materially and adversely from our estimates. To the extent there are material differences between our estimates and actual results, future results of operations, cash flows and financial position could be significantly affected. With respect to the Wireless segment, our accounting relies on estimates based on the business plan of ST-Ericsson, as submitted by ST-Ericsson’s CEO to ST-Ericsson’s Board of Directors.

Our Consolidated Financial Statements include the ST-Ericsson joint ventures; in particular, we fully consolidate “JVS and related affiliates”, responsible for the full commercial operation of the combined Wireless businesses, namely sales and marketing. Its parent company is ST-Ericsson Holding AG (“JVS”), which is owned 50% plus a controlling share by us. The other joint venture is focused on fundamental R&D activities. Its parent company is ST-Ericsson AT SA (“JVD”), which is owned 50% plus a controlling share by Ericsson and is therefore accounted for by us under the equity method.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our Consolidated Financial Statements:

Revenue recognition.  Our policy is to recognize revenues from sales of products to our customers when all of the following conditions have been met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the selling price is fixed or determinable; and (d) collectability is reasonably assured. Our revenue recognition usually occurs at the time of shipment.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distributor customers on their inventory of our products to compensate them for declines in market prices. We accrue a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor adjusted, if required, to accommodate for a significant change in the current market price. We record the accrued amounts as a deduction of revenue at the time of the sale. The ultimate decision to authorize a distributor refund remains fully within our control. The short outstanding inventory time period, our ability to foresee changes in standard inventory product pricing (as opposed to pricing for certain customized products) and our lengthy distributor pricing history, have enabled us to reliably estimate price protection provisions at period-end. If market conditions differ from our assumptions, this could have an impact on future periods. In particular, if market conditions were to deteriorate, net revenues could be reduced due to higher product returns and price reductions at the time these adjustments occur, which could severely impact our profitability.

Our customers occasionally return our products for technical reasons. Our standard terms and conditions of sale provide that if we determine that our products are non-conforming, we will repair or replace them, or issue a credit or rebate of the purchase price. In certain cases, when the products we have supplied have been proven to be defective, we have agreed to compensate our customers for claimed damages in order to maintain and enhance our business relationship. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. We provide for such returns when they are considered probable and can be reasonably estimated. We record the accrued amounts as a reduction of revenue.

Our insurance policy relating to product liability only covers physical and other direct damages caused by defective products. We do not carry insurance against immaterial, non-consequential damages in the event of a product recall. We record a provision for warranty costs as a charge against cost of sales based on historical trends of warranty costs incurred as a percentage of sales which we have determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to our determination that we are at fault and liable for damages, and that such claims usually must be submitted within a short period following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. Our contractual terms and conditions typically limit our liability to the sales value of the products that gave rise to the claim.

We maintain an allowance for doubtful accounts for estimated potential losses resulting from our customers’ inability to make required payments. We base our estimates on historical collection trends and record a provision accordingly. Furthermore, we are required to evaluate our customers’ financial condition periodically and record a provision for any specific account that we consider doubtful. In the first quarter of 2011, we did not record any new material specific provision related to bankrupt customers. If we receive information that the financial condition of our customers has deteriorated, resulting in an impairment of their ability to make payments, additional allowances could be required. Such deterioration is increasingly likely in the case of a crisis in the credit markets.

While the majority of our sales agreements contain standard terms and conditions, we may, from time to time, enter into agreements that contain multiple elements or non-standard terms and conditions, which require revenue recognition judgments. In such cases, following the guidance related to revenue recognition, we allocate the revenue to different deliverables based on verifiable objective evidence, third party evidence or our best estimates of selling prices of the separable deliverables.

Business combinations and goodwill.  The purchase accounting method applied to business combinations requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the identifiable assets acquired. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. At April 2, 2011, the value of goodwill amounted to $1,064 million.

Impairment of goodwill.  Goodwill recognized in business combinations is not amortized but is tested for impairment at least annually, or more frequently if indicators of impairment exist. Goodwill subject to potential impairment is tested at a reporting unit level, which represents a component of an operating segment for which discrete financial information is available. Our reporting unit “Wireless” includes ST-Ericsson JVS, which is consolidated in our accounts. This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, we use a market approach with financial metrics of comparable public companies and estimate the expected discounted future cash flows associated with the reporting unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market, our sales expectations and our costs evaluation, and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect, and future adverse changes in market conditions or operating results of acquired businesses that are not in line with our estimates may require impairment of certain goodwill.

We did not record any goodwill impairment charge in the first quarter of 2011, however we considered the material decline in our Wireless revenues as a triggering event to perform an impairment test during the first quarter of 2011, which resulted in no impairment, on the basis of the estimates and assumptions set forth in the business plan provided by ST-Ericsson. However, many of the factors used in the business plan to assess fair values are outside our control as ST-Ericsson is a joint venture between Ericsson and ourselves. The estimates used in such analyses are also subject to change. We will continue to monitor the carrying value of our assets. If market conditions deteriorate or our Wireless business experiences a further decline in revenues, this could result in future non-cash impairment charges against earnings. Further impairment charges could also result from new valuations triggered by changes in our product portfolio or strategic transactions, particularly in the event of a downward shift in future revenues or operating cash flows in relation to our current plans.

Intangible assets subject to amortization.  Intangible assets subject to amortization include intangible assets purchased from third parties recorded at cost and intangible assets acquired in business combinations recorded at fair value, comprised of technologies and licenses, trademarks and contractual customer relationships and computer software. Intangible assets with finite useful lives are reflected net of any impairment losses and are amortized over their estimated useful life. We evaluate each period whether there is reason to suspect that intangible assets held for use might not be recoverable. In determining recoverability, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the intangible assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. An impairment loss is recognized for the excess of the carrying amount over the fair value. We normally estimate the fair value using a market approach with financial metrics of comparable public companies and estimate the expected discounted future cash flows associated with the intangible assets. Significant management judgments and estimates are required to forecast the future operating results used in the discounted cash flow method of valuation. Our evaluations are based on financial plans, including the plan we receive from ST-Ericsson, updated with the latest available projections of growth in the semiconductor market and our sales expectations. They are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require us to recognize impairment charges on certain intangible assets.

At April 2, 2011, the value of intangible assets subject to amortization amounted to $715 million.

Property, plant and equipment.  Our business requires substantial investments in technologically advanced manufacturing facilities, which may become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution. We estimate the useful life for the majority of our manufacturing equipment, the largest component of our long-lived assets, to be six years, except for our 300-mm manufacturing equipment whose useful life was estimated to be ten years. This estimate is based on our experience using the equipment over time. Depreciation expense is a major element of our manufacturing cost structure. We begin to depreciate newly acquired equipment when it is placed into service.

We evaluate each period whether there is reason to suspect impairment on tangible assets or groups of assets held for use and we perform an impairment review when there is reason to suspect that the carrying value of these long-lived assets might not be recoverable. In determining the recoverability of assets to be held and used, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the tangible assets or group of assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. We normally estimate this fair value based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. We also evaluate and adjust, if appropriate, the assets’ useful lives at each balance sheet date or when impairment indicators are identified. Assets classified as held for sale are reported as current assets at the lower of their carrying amount and fair value less costs to sell and are not depreciated. Costs to sell include incremental direct costs to transact the sale that we would not have incurred except for the decision to sell.

Our evaluations are based on financial plans updated with the latest projections of growth in the semiconductor market and our sales expectations, from which we derive the future production needs and loading of our manufacturing facilities, and which are consistent with the plans and estimates that we use to manage our business. These plans are highly variable due to the high volatility of the semiconductor business and therefore are subject to continuous modifications. If future growth differs from the estimates used in our plans, in terms of both market growth and production allocation to our manufacturing plants, this could require a further review of the carrying amount of our tangible assets and result in a potential impairment loss.

Inventory.  Inventory is stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting the standard cost to approximate actual manufacturing costs on a quarterly basis; therefore, the cost is dependent on our manufacturing performance. In the case of underutilization of our manufacturing facilities, we estimate the costs associated with the excess capacity. These costs are not included in the valuation of inventory but are charged directly to cost of sales. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses and cost of completion. As required, we evaluate inventory acquired in business combinations at fair value, less completion and distribution costs and related margin.

While we perform on a continuous basis inventory write-off of products and semi-finished products, the valuation of inventory requires us to estimate a reserve for obsolete or excess inventory as well as inventory that is not of saleable quality. Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter’s sales, order backlog and production plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, we could be required to record additional inventory provisions, which would have a negative impact on our gross margin.

Restructuring charges.  We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us, or may require us in the future, to develop formalized plans for exiting any of our existing activities. We recognize the fair value of a liability for costs associated with exiting an activity when we have a present obligation and the amount can be reasonably estimated.  Given the significance and timing of the execution of the restructuring activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. This process can require more than one year due to requisite governmental and customer approvals and our capability to transfer technology and know-how to other locations. As we operate in a highly cyclical industry, we monitor and evaluate business conditions on a regular basis. If broader or newer initiatives, which could include production curtailment or closure of other manufacturing facilities, were to be taken, we may be required to incur additional charges as well as change estimates of the amounts previously recorded. The potential impact of these changes could be material and could have a material adverse effect on our results of operations or financial condition. In the first quarter of 2011, the net amount of restructuring charges and other related closure costs amounted to $22 million before taxes.

Share-based compensation.  We measure our share-based compensation expense based on the fair value of the award as at the grant date. This cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period, and is adjusted for actual forfeitures that occur before vesting. Our share-based compensation plans may award shares contingent on the achievement of certain performance conditions based on financial objectives, including our financial results when compared to certain industry performances. In order to determine share-based compensation to be recorded for the period, we use significant estimates on the number of awards expected to vest, including the probability of achieving certain industry performances compared to our financial results, award forfeitures and employees’ service period. As a result, in relation to our nonvested Stock Award Plan, we recorded a total pre-tax expense of $8 million in the first quarter of 2011, out of which $1 million was related to the 2008 plan, $2 million to the 2009 plan and $5 million to the 2010 plan.

Earnings (loss) on Equity Investments.  We are required to record our proportionate share of the results of the entities that we account for under the equity method. This recognition is based on results reported by these entities, relying on their internal reporting systems to measure financial results. In the first quarter of 2011, we recognized a loss of approximately $6 million related to the ST-Ericsson JVD, net of amortization of basis differences, and an immaterial loss related to other investments. In case of triggering events, we are required to determine whether our investment is temporarily or other-than-temporarily impaired. If impairment is considered to be other-than-temporary, we need to assess the fair value of our investment and record an impairment charge directly in earnings when fair value is lower than the carrying value of the investment. We make this assessment by evaluating the business on the basis of the most recent plans and projections or to the best of our estimates.

Financial assets.  We classify our financial assets in the following categories: held-for-trading and available-for-sale. Such classification depends on the purpose for which the investments are acquired and held. We determine the classification of our financial assets at initial recognition. Unlisted equity securities with no readily determinable fair value are carried at cost. They are neither classified as held-for-trading nor as available-for-sale.

Available-for-sale and held-for-trading financial assets are valued at fair value. The fair value of quoted debt and equity securities is based on current market prices. If the market for a financial asset is not active, if no observable market price is obtainable, or if the security is not quoted, we measure fair value by using assumptions and estimates. For unquoted equity securities, these assumptions and estimates include the use of recent arm’s-length transactions; for debt securities without available observable market price, we establish fair value by reference to publicly available indexes of securities with same rating and comparable or similar underlying collaterals or industries’ exposure, which we believe approximates the orderly exit value in the current market. In measuring fair value, we make maximum use of market inputs and rely as little as possible on entity-specific inputs. We did not incur any additional other-than-temporary impairment charge on the Auction Rate Securities (“ARS”) that Credit Suisse purchased on our account contrary to our mandate. For more information about the ARS purchased by Credit Suisse contrary to our instruction, which are still accounted for and owned by us pending the execution of the favorable arbitration award against Credit Suisse Securities LLC (“Credit Suisse”) by the Financial Industry Regulatory Authority (“FINRA”) and confirmed on March 19, 2010 and on August 24, 2010 by the ruling of the federal district court in New York, see “Legal Proceedings”.

Income taxes.  We are required to make estimates and judgments in determining income tax for the period, comprising current and deferred income tax. We need to assess the income tax expected to be paid or the benefit expected to be received related to the current year income (loss) in each individual tax jurisdiction and recognize deferred income tax for all temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the consolidated financial statements. Furthermore, we are required to assess all material open income tax positions in all tax jurisdictions to determine any uncertain tax positions, and provide for those that could not be sustained upon examination by the taxing authorities.

We are also required to assess the likelihood of recovery of our deferred tax assets and partially depend on ST-Ericsson management’s assessment as deferred tax assets at ST-Ericsson are concerned. This assessment requires the exercise of judgment with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon, among other things, our ability to generate future taxable income that is sufficient to utilize loss carry-forwards or tax credits before their expiration. If recovery is not likely, we are required to record a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable, which would increase our provision for income taxes. Our deferred tax assets have increased substantially in the period 2007-2009 in light of our net losses, particularly at ST-Ericsson, while decreased in 2010 due to improved performances resulting in net income. As of April 2, 2011, we recorded in our accounts certain valuation allowances based on our current operating assumptions. However, the recorded amount of total deferred tax assets could be reduced, resulting in a decrease in our total assets and, consequently, in our shareholders’ equity, if our estimates of projected future taxable income and benefits from available tax strategies are reduced as a result of a change in our assessment or due to other factors, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize net operating losses and tax credit carry-forwards in the future. Likewise, a change in the tax rates applicable in the various jurisdictions or unfavorable outcomes of any ongoing tax audits could have a material impact on our future tax provisions in the periods in which these changes could occur. In particular, a significant portion of the increase in the deferred tax assets was recorded in relation to net operating losses incurred in ST-Ericsson joint-venture. These net operating losses will mostly expire in seven years. In connection with the continuing losses in ST-Ericsson, in the first quarter of 2011, we performed an assessment of the future recoverability of the deferred tax assets resulting from past net operating losses. On the basis of the most updated ST-Ericsson business plans, including its tax strategies, no valuation allowance was recorded at April 2, 2011. The future recoverability of these net operating losses is partly dependent on the successful market penetration of new product releases; however, negative developments in the new product roll-out could require adjustments to our evaluation of the deferred tax asset valuation.

Patent and other Intellectual Property (“IP”) litigation or claims.  As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other IP rights of third parties. Furthermore, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. In the event the outcome of a litigation claim is unfavorable to us, we may be required to purchase a license for the underlying IP right on economically unfavorable terms and conditions, possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and on our ability to compete. See Item 3. “Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology and may face claims of infringing the IP rights of others” included in our Form 20-F, which may be updated from time to time in our public filings.

We record a provision when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly evaluate losses and claims with the support of our outside counsel to determine whether they need to be adjusted based on current information available to us. From time to time we face cases where contingent liability cannot readily be reasonably estimated. In the event of litigation that is adversely determined with respect to our interests, or in the event that we need to change our evaluation of a potential third-party claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize. We are in discussion with several parties with respect to claims against us relating to possible infringement of other parties’ IP rights. We are also involved in several legal proceedings concerning such issues. See “Legal Proceedings”.

As of April 2, 2011, based on our assessment, we did not record any material provisions in our financial statements relating to third-party IP right claims since we had not identified any significant risk of probable loss that is likely to arise out of asserted claims or ongoing legal proceedings. There can be no assurance, however, that these will be resolved in our favor. If the outcome of any claim or litigation were to be unfavorable to us, we could incur monetary damages, and/or face an injunction, all of which singly or in the aggregate could have an adverse effect on our results of operations and our ability to compete.

Pension and Post-Retirement Benefits.  Our results of operations and our consolidated balance sheet include amounts for pension obligations and post-retirement benefits that are measured using actuarial valuations. At April 2, 2011, our pension and long-term benefit obligations net of plan assets amounted to $340 million based on the assumption that our employees will work with us until they reach the age of retirement. These valuations are based on key assumptions, including discount rates, expected long-term rates of return on funds and salary increase rates. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Any changes in the pension schemes or in the above assumptions can have an impact on our valuations. The measurement date we use for the majority of our plans is December 31.

Other claims.  We are subject to the possibility of loss contingencies arising in the ordinary course of business. These include, but are not limited to: warranty costs on our products not covered by insurance, breach of contract claims, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages. In determining loss contingencies, we consider the likelihood of a loss of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly re-evaluate any losses and claims and determine whether our provisions need to be adjusted based on the current information available to us. In the event we are unable to estimate the amount of such loss in a correct and timely manner, this could have a material adverse effect on our results of operations or financial condition at the time such loss were to materialize.

Fiscal Year

Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year. The first quarter of 2011 ended on April 2, 2011. The second quarter and third quarter of 2011 will end on July 2 and October 1, respectively. The fourth quarter of 2011 will end on December 31, 2011. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year and can also differ from equivalent prior years’ periods.

Business Overview

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes PC motherboard major devices such as Microprocessors (“MPUs”), DRAMs, optoelectronics devices and Flash Memory).

The semiconductor industry in the first quarter of 2011 continued to experience a solid growth on a year-over-year basis.

Based on published industry data by WSTS, semiconductor industry revenues increased in the first quarter of 2011 on a year-over-year basis by approximately 9% for the TAM and 10% for the SAM to reach approximately $76 billion and $44 billion, respectively. Sequentially, in the first quarter of 2011 the TAM remained basically flat and the SAM decreased approximately by 2%.

Our effective average exchange rate for the first quarter of 2011 was $1.33 for €1.00 compared to $1.39 for €1.00 for the first quarter of 2010 and $1.34 for €1.00 in the fourth quarter of 2010. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates” below. In terms of the number of days, our first quarter 2011 calendar had 92 days, which was 5% shorter sequentially, while it was 7% longer on a year-over-year basis.

With reference to our revenues performance, we registered a solid increase on a year-over-year basis, while sequentially our revenues decreased, reflecting expected seasonal patterns as well as stronger than anticipated decline in our Wireless segment, entirely originated by ST-Ericsson. Our first quarter 2011 revenues amounted to $2,535 million, a 9.0% increase on a year-over-year basis and a 10.5% decrease sequentially, in line with our guidance. The year-over-year revenues increase was driven by a strong performance of Automotive applications and of our Analog, MEMS, Microcontrollers and Power Discrete Products segments; while Wireless revenues were significantly declining. Compared to the served market, our performance was below the SAM both sequentially and on the year-over-year basis, mainly due to the weakness of our Wireless revenues.

Our first quarter 2011 gross margin reached 39.1% of revenues, increasing by 140 basis points compared to the prior year period. The main factor contributing to the year-over-year improvement during the first quarter of 2011 was associated with the improvement in manufacturing performances and the benefit of the higher sales volume, which were partially offset by a negative price impact. On a sequential basis our gross margin decreased by 80 basis points, in line with our expectations.

Our total operating expenses, combining the selling, general and administrative (“SG&A”) and research and development (“R&D”) expenses in the first quarter of 2011, were basically flat compared to the first quarter of 2010.

The overall year-over-year improvement of our performances in the first quarter of 2011, namely in terms of higher revenues and manufacturing efficiencies, led to a significant turnaround of our operating results, moving from a loss of $20 million in the first quarter of 2010 to income of $118 million in the first quarter of 2011, meaning an improvement of our operating results of $138 million on a $210 million increase in revenues. All of our product segments contributed to this turnaround with significant improvements in their operating income, except Wireless, which registered significantly higher operating losses due to the material decline in its revenues.

In summary, our profitability during the first quarter of 2011 was generated by the following trends:

•	an improved product mix, in particular associated with Analog, MEMS, Microcontrollers and Automotive products; and

•	improvement of our manufacturing performances.

These factors were partially offset by the following elements:

•	negative pricing trend; and

•	the losses of ST-Ericsson JVS, half of which were attributable to noncontrolling interest.

Overall, we had a solid start in 2011. Year-over-year, our revenues were particularly strong in Automotive applications and in our Analog, MEMS, Microcontrollers and Power Discrete offerings. Our gross margin improved 140 basis points, leading to a significant improvement in our operating margin as well. Analog, MEMS and Microcontrollers revenues increased 38% year-over-year with broad contribution from their new product families. Power Discrete Products revenues increased 18% and Automotive, Consumer, Computer and Communication Infrastructure, mainly driven by strong demand in Automotive, also increased 18%. Wireless revenues decreased 34% as sales of ST-Ericsson legacy products declined more than anticipated while it is progressing in its portfolio transition and the expansion of its customer base. It is clear that our new products, well-positioned on our targeted applications, are gaining traction and this makes us confident for 2011 as a whole, despite the short-term impact to the semiconductor industry’s supply chain due to the dramatic events in Japan. Our customer base is rapidly expanding as we are helping our customers to grow and take leadership positions in their businesses.

Business Outlook

Following the March 11 earthquake in northern Japan, we quickly moved to ensure the safety of our employees and their families and to help our customers and partners. We want to express our heartfelt concern for all those affected. As the situation evolves, we will continue to work closely with our customers to assist them in any way we can. While the impacts to date have been manageable from our perspective, we remain vigilant and prepared to adjust to and support any shifts in demand or changes to the semiconductor supply chain in the near term. We do not have manufacturing facilities in Japan and about 5% of our revenues by location of shipment are realized in Japan.

We expect second quarter 2011 revenues to evolve sequentially in the range of about -2% to +5% after taking into account ST-Ericsson’s anticipated sequential net sales decline. As a result, gross margin in the second quarter is expected to be about 38.7%, plus or minus one percentage point.

This Outlook is based on an assumed effective currency exchange rate of approximately $1.37 = €1.00 for the 2011 second quarter and includes the impact of existing hedging contracts. The second quarter will close on July 2, 2011.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and Item 3. “Key Information — Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.

Other Developments in 2011

On March 15, 2011 we announced new appointments to our executive management team. Fabio Gualandris rejoined us as Corporate Vice President, Director Product Quality Excellence, reporting directly to our Chief Executive Officer Carlo Bozotti. Gualandris took the position previously held by Georges Auguste, who has been appointed Executive Vice President, Packaging & Test Manufacturing (PTM), reporting to Didier Lamouche, our Chief Operating Officer. Claudia Levo joined us to take up the position of Corporate Vice President, Communication, reporting to Carlo Ferro, our Chief Financial Officer. In addition to the new appointments, we also announced a dedicated organization to investigate new areas of potential strategic interest for our Company, including possible investments in start-up companies that develop emerging technologies, products and services related to our business goals. Loic Lietar, Executive Vice President, New Ventures, will manage this new activity. Philippe Lambinet has taken responsibility for the strategic functions formerly managed by Lietar, including Strategic Planning and Corporate Business Development. Lambinet will manage these activities in addition to his current role as Senior Executive Vice President and General Manager Home Entertainment & Displays Group, a position he has held since 2007.

On March 30, 2011 the French Fond Stratégique d’Investissement (FSI) announced that it had completed the acquisition of Areva’s indirect interest in our Company, with an indirect stake of 10.9% in our Company. FSI thus substitutes and succeeds Areva as a party to the shareholders’ agreement relating to ST Holding NV. In addition, FSI and the Italian Ministry of Economy and Finance have agreed in principle to extend the balance period provided for in the shareholders’ agreement, from March 17, 2011 to December 31, 2011.

Our Annual General Meeting of Shareholders was held on May 3, 2011 in Amsterdam and the following decisions were approved by our shareholders:

•	The reappointment of Mr. Carlo Bozotti as the sole member of the Managing Board and our President and Chief Executive Officer for a three-year term expiring at the 2014 Annual General Meeting;

•	The reappointment for a three-year term, expiring at the 2014 Annual General Meeting, for the following members of the Supervisory Board: Mr. Didier Lombard, Mr. Bruno Steve and Mr. Tom de Waard;

•
The appointment of Messrs. Jean d’Arthuys, Jean-Georges Malcor and Alessandro Rivera as new members of the Supervisory Board for a three-year term, expiring at the 2014 Annual General Meeting, in replacement of Messrs. Gerald Arbola and Antonino Turicchi, whose mandates have expired at the 2011 Annual General Meeting, and of Mr. Didier Lamouche, who resigned in October 2010;

•	The approval of our 2010 accounts reported in accordance with International Financial Reporting Standards, as adopted in the European Union (IFRS);

•
The distribution of a cash dividend of US$0.40 per share, to be paid in four equal quarterly installments in May, August and December 2011 and February 2012 to shareholders of record in the month of each quarterly payment;

•
The reappointment of PricewaterhouseCoopers Accountants N.V. as our external auditors for a three-year term effective as of our 2011 Annual General Meeting to expire at the end of our 2014 Annual General Meeting.

Following the Annual General Meeting, the Supervisory Board appointed Mr. Didier Lombard as the Chairman of the Supervisory Board and Mr. Bruno Steve as the Vice-chairman, respectively, for a 3-year term ending in 2014.

Results of Operations

Segment Information

We operate in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smartcard products through our divisions, which include the production and sale of both silicon chips and Smart cards.

As of January 1, 2011 we changed the segment organization structure. The current organization is as follows:

•	Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”), comprised of:

○	Automotive Products Group (“APG”);

○	Computer and Communication Infrastructure (“CCI”);

○	Home Entertainment & Displays (“HED”); and

○	Imaging (“IMG”).

•	Analog, MEMS and Microcontrollers (“AMM”), comprised of

○	Analog Products and Micro-Electro-Mechanical Systems (“Analog & MEMS”); and

○	Microcontrollers, non-Flash, non-volatile Memory and Smart Card products (“MMS”).

•	Power Discrete Products (“PDP”), comprised of:

○	Rectifiers, Thyristors & Triacs, Protection, Integrated Passive Active Devices (IPADs) and Transistors.

•	Wireless Segment (“Wireless”), comprised of:

○	2G, EDGE, TD-SCDMA & Connectivity;

○	3G Multimedia & Platforms;

○	LTE & 3G Modem Solutions;

in which since February 3, 2009, we report the portion of sales and operating results of ST-Ericsson JVS as consolidated in our revenue and operating results; and

○	Other Wireless, in which we report manufacturing margin, R&D revenues and other items related to the wireless business but outside of the ST-Ericsson JVS.

In 2011, we restated our results from prior periods for illustrative comparisons of our performance by product segment due to the former Industrial and Multisegment Sector (“IMS”) now being tracked in two separate segments (“AMM” and “PDP”). The preparation of segment information based on the current segment structure requires us to make significant estimates, assumptions and judgments in determining the operating income of the segments for the prior reporting periods. The tables set forth below also reflect the transfer of the Audio division from ACCI to AMM; accordingly, we have reclassified the prior period’s revenues and operating income results of ACCI and AMM. We believe that the restated 2010 presentation is consistent with that of 2011 and we use these comparatives when managing our company.

Our principal investment and resource allocation decisions in the Semiconductor business area are for expenditures on R&D and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the semiconductor business area. All these product segments share common R&D for process technology and manufacturing capacity for most of their products.

In the Subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to our business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined in the guidance on disclosures about segments of an enterprise and related information.

The following tables present our consolidated net revenues and consolidated operating income by product segment. For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with our internal policies, certain cost items are not charged to the segments, including unused capacity charges, impairment, restructuring charges and other related closure costs, start-up and phase out costs of certain manufacturing facilities, strategic and special R&D programs or other corporate-sponsored initiatives, including certain corporate level operating expenses and certain other miscellaneous charges.
	(unaudited) Three Months Ended
	April 2, 2011	March 27, 2010
	(In millions)

Net revenues by product segment:

Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”)(1)	$1,052	$892
Analog, MEMS and Microcontrollers (“AMM”) (1)	755	546
Power Discrete Products (“PDP”)	333	282
Wireless	384	587
Others(2)	11	18
Total consolidated net revenues	$2,535	$2,325
____________

(1)           Following the transfer of a small business unit from ACCI to AMM, we have reclassified prior periods’ revenues accordingly.
(2)
In the first quarter of 2011, “Others” includes revenues from the sales of Subsystems ($3 million), sales of materials and other products not allocated to product segments ($7 million) and miscellaneous ($1 million).

	(unaudited) Three Months Ended
	April 2, 2011	March 27, 2010
	(In millions)
Net revenues by product line:

Automotive Products Group (“APG”)(1)	$433	$308
Computer and Communication Infrastructure (“CCI”)	266	264
Home Entertainment & Displays (“HED”)	211	207
Imaging (“IMG”)	142	106
Others	-	7
Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”)	1,052	892

Analog and Micro-Electro-Mechanical Systems (“Analog & MEMS”)(1)	436	302
Microcontrollers, non-Flash, non-volatile Memory and Smartcard products (“MMS”)	319	244

	(unaudited) Three Months Ended
	April 2, 2011	March 27, 2010
	(In millions)

Analog, MEMS and Microcontrollers (“AMM”)	755	546

Power Discrete Products (“PDP”)	333	282

2G, EDGE TD-SCDMA & Connectivity	190	244
3G Multimedia & Platforms	171	338
LTE & 3G Modem Solutions	23	4
Others	-	1
Wireless	384	587

Others	11	18

Total consolidated net revenues	$2,535	$2,325
____________

(1)	Following the transfer of a small business unit from ACCI to AMS, we have reclassified prior periods’ revenues accordingly.

	(unaudited) Three Months Ended
	April 2, 2011	March 27, 2010
	(In millions)
Operating income (loss) by product segment:

Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”)	$116	$49
Analog, MEMS and Microcontrollers (“AMM”)	166	65
Power Discrete Products (“PDP”)	50	26
Wireless (1)	(180)	(116)
Others(2)	(34)	(44)
Total consolidated operating income (loss)	$118	$(20)
____________

(1)
The majority of Wireless’ activities are run through ST-Ericsson JVS. In addition, the Wireless segment includes other items affecting operating results related to the wireless business. The noncontrolling interest of Ericsson in ST-Ericsson JVS’ operating results (which are 100% included in the Wireless segment) is credited on the line “Net loss (income) attributable to noncontrolling interest” of our Consolidated Statements of Income, which represented $87 million for the quarter ended April 2, 2011.

(2)
Operating loss of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, phase-out and start-up costs, and other unallocated expenses such as: strategic or special R&D programs, certain corporate level operating expenses, certain patent claims and litigation, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group.

	(unaudited) Three Months Ended
	April 2, 2011	March 27, 2010
	(As percentage of net revenues)
Operating income (loss) by product segment:

Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”) (1)	11.0%	5.5%
Analog, MEMS and Microcontrollers (“AMM”) (1)	22.0	12.0
Power Discrete Products (“PDP”) (1)	15.1	9.1
Wireless (1)	(46.7)	(19.9)
Others	-	-
Total consolidated operating income (loss)(2)	4.7%	(0.9)%
____________

(1)	As a percentage of net revenues per product segment.
(2)	As a percentage of total net revenues.

	(unaudited) Three Months Ended
	April 2, 2011	March 27, 2010
	(In millions)
Reconciliation to consolidated operating income (loss):

Total operating income (loss) of product segments	$152	$24
Unused capacity charges	(2)	(1)
Impairment, restructuring charges and other related closure costs	(24)	(33)
Phase-out and start-up costs	(7)	(2)
Strategic and other research and development programs	(4)	(3)
Other non-allocated provisions(1)	3	(5)
Total operating loss Others	(34)	(44)

Total consolidated operating income (loss)	$118	$(20)
____________

(1)	Includes unallocated income and expenses such as certain corporate level operating expenses and other costs/income that are not allocated to the product segments.

Net revenues by location of order shipment and by market segment

The table below sets forth information on our net revenues by location of order shipment:

	(unaudited) Three Months Ended
	April 2, 2011	March 27, 2010
	(In millions)
Net Revenues by Location of Order Shipment:(1)

EMEA	$625	$621
Americas	333	295
Greater China - South Asia	1,130	960
Japan - Korea	447	449
Total	$2,535	$2,325
____________

(1)
Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Greater China — South Asia affiliates are classified as Greater China — South Asia revenues. Furthermore, the comparison among the different periods may be affected by shifts in order shipment from one location to another, as requested by our customers.

The tables below show our net revenues by location of order shipment and market segment application in percentage of net revenues:

	(unaudited) Three Months Ended
	April 2, 2011	March 27, 2010
	(As percentage of net revenues)
Net Revenues by Location of Order Shipment:

EMEA	24.6%	26.7%
Americas	13.1	12.7
Greater China - South Asia	44.7	41.3
Japan – Korea	17.6	19.3
Total	100%	100%

Net Revenues by Market Segment Application(1):

Automotive	17%	14%
Computer	14	12
Consumer	11	12
Telecom	26	35
Industrial and Other	8	8
Distribution	24	19
Total	100%	100%
____________
(1)
The above table estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weighting of each of our target segments. Net revenues by market segment application are classified according to the status of the final customer. For example, products ordered by a computer company, even including sales of other applications such as Telecom, are classified as Computer revenues.

The following table sets forth certain financial data from our unaudited Consolidated Statements of Income:

	Three Months Ended (unaudited)		Three Months Ended (unaudited)
	April 2, 2011		March 27, 2010
	$ million	% of net revenues	$ million	% of net revenues
Net sales	2,523	99.5%	2,311	99.4%
Other revenues	12	0.5	14	0.6
Net revenues	2,535	100.0	2,325	100.0
Cost of sales	(1,544)	(60.9)	(1,449)	(62.3)
Gross profit	991	39.1	876	37.7
Selling, general and administrative	(312)	(12.3)	(281)	(12.1)
Research and development	(562)	(22.1)	(595)	(25.6)
Other income and expenses, net	25	1.0	13	0.5
Impairment, restructuring charges and other related closure costs	(24)	(1.0)	(33)	(1.4)
Operating income (loss)	118	4.7	(20)	(0.9)
Other-than-temporary impairment charge on financial assets	(5)	(0.2)	-	-
Interest income (expense), net	(15)	(0.6)	3	0.1
Loss on equity investments	(6)	(0.3)	(5)	(0.2)
Gain (loss) on financial instruments, net	22	0.9	(3)	(0.1)
Income (loss) before income taxes and noncontrolling interest	114	4.5	(25)	(1.1)
Income tax benefit (expense)	(31)	(1.2)	10	0.5
Income (loss) before noncontrolling interest	83	3.3	(15)	(0.6)
Net loss attributable to noncontrolling interest	87	3.4	72	3.1
Net income attributable to parent company	170	6.7%	57	2.5%

First Quarter 2011 vs. First Quarter 2010 and Fourth Quarter 2010

Net revenues

	Three Months Ended			% Variation
	April 2, 2011	Dec 31, 2010	March 27, 2010	Sequential	Year-Over-Year
	(Unaudited, in millions)
Net sales	$2,523	$2,810	$2,311	(10.2)%	9.2%
Other revenues	12	23	14	(49.8)	(16.7)
Net revenues	$2,535	$2,833	$2,325	(10.5)%	9.0%

Year-over-year comparison

Our first quarter 2011 net revenues increased in all product segments compared to the year ago quarter, except in Wireless, and in all regions, except in Japan - Korea, mainly reflecting a strong demand in Automotive applications and in our Analog, MEMS, Microcontrollers and Power Discrete products and also taking advantage of a longer quarter. Such performance was driven by an increase of approximately 15% in volume, while average selling prices declined approximately 6%.

ACCI revenues increased by approximately 18%, driven by strong demand in APG (40% increase) and IMG (33% increase) products, while CCI and HED were basically flat. AMM’s first quarter net revenues registered over 38% increase, led by MEMS, Microcontrollers and Analog. PDP also showed a robust demand, with approximately 18% increase. Wireless sales registered a decline of approximately 34%, as sales of ST-Ericsson legacy products declined more than anticipated, while it is progressing in its portfolio transition and the expansion of its customer base.

By market segment, our revenue growth was strong in all segments, except Telecom, with the highest performance in Distribution and Automotive.

By location of order shipment, the best results were achieved in Greater China-South Asia and the Americas with approximately 18% and 13% revenue growth, respectively; EMEA registered an increase of about 1%, while Japan - Korea decreased by approximately 1%. Our largest customer, the Nokia group of companies, accounted for approximately 11% of our first quarter 2011 net revenues, compared to about 14% in the first quarter of 2010.

Sequential comparison

On a sequential basis our revenues decreased 10.5%, in line with our targeted range of 7% to 12% sequential decrease, reflecting the usual seasonal impact, a shorter accounting calendar (5% less days) and a larger than anticipated decline in Wireless revenues. This variation was originated by an approximate 8% decrease in units sold, and about 3% decrease from average selling prices. Other revenues mainly included $5 million of technology sale and $6 million of materials sales, decreasing sequentially due to lower amount of technology licensing.

ACCI revenues decreased by approximately 5%, due to a decline in IMG, CCI and HED revenues, while APG performed well with an approximately 7% growth. AMM experienced a seasonal weakness in all of its product lines, except for MEMS, whose revenues were up by 17.5%. PDP revenues were down by approximately 9%. Wireless revenues decreased by nearly 32%, due to a reduction in demand.

By market segment, Automotive and Distribution were outperforming our results, with approximately 1% and 2% increase, respectively. All the other segments’ revenue were down.

Revenues were declining in all regions, led by Japan-Korea and Greater China-South Asia. In the first quarter of 2011, our largest customer, the Nokia group of companies, accounted for approximately 11% of our net revenues, decreasing compared to about 14% in the fourth quarter of 2010.

Gross profit

	Three Months Ended			% Variation
	April 2, 2011	Dec 31, 2010	March 27, 2010	Sequential	Year-Over-Year
	(Unaudited, in millions)
Cost of sales	$(1,544)	$(1,704)	$(1,449)	9.4%	(6.6)%
Gross profit	991	1,129	876	(12.3)	13.1
Gross margin (as a percentage of net revenues)	39.1%	39.9%	37.7%

Gross margin improved by 140 basis points compared to the year-ago quarter, reaching 39.1%, principally reflecting higher sales volume and ongoing improvements of our manufacturing efficiencies, which were partially offset by the negative price effect.

On a sequential basis, gross margin in the first quarter decreased 80 basis points, as a result of lower volumes and decreasing selling prices, partially offset by improved product mix and manufacturing efficiencies.

Selling, general and administrative expenses

	Three Months Ended			% Variation
	April 2, 2011	Dec 31, 2010	March 27, 2010	Sequential	Year-Over-Year
	(Unaudited, in millions)
Selling, general and administrative expenses	$(312)	$(310)	$(281)	(0.4)%	(11.1)%
As percentage of net revenue	(12.3)%	(11.0)%	(12.1)%	-	-

The amount of our selling, general and administrative expenses did not register a material variation on a sequential basis, while on the year-over-year basis, SG&A expenses increased, mainly reflecting a longer quarter and additional efforts in our marketing activities. Our share-based compensation charges were $4 million in the first quarter of 2011, remaining at the same level compared to the first quarter of 2010 and the fourth quarter of 2010.

As a percentage of revenues, our selling, general and administrative expenses amounted to 12.3% slightly increasing both in comparison to 12.1% in the prior year’s first quarter and 11.0% in the prior quarter.

Research and development expenses

	Three Months Ended			% Variation
	April 2, 2011	Dec 31, 2010	March 27, 2010	Sequential	Year-Over-Year
	(Unaudited, in millions)
Research and development expenses	$(562)	$(604)	$(595)	7.0%	5.7%
As percentage of net revenues	(22.1)%	(21.3)%	(25.6)%	-	-

R&D expenses were significantly down on both a sequential and a year-over-year basis, mainly following the restructuring plans and higher sale of R&D services related to Long-Term Evolution (LTE) development by ST-Ericsson to the Ericsson Group. Sequentially, R&D expenses also benefited from the lower number of days in our accounting calendar.

The first quarter of 2011 included $2 million of share-based compensation charges, basically flat compared to the first quarter of 2010 and decreasing compared to $3 million in the fourth quarter of 2010. Total R&D expenses were net of research tax credits, which amounted to $37 million, basically equivalent to prior periods.

As a percentage of revenues, first quarter 2011 R&D equaled 22.1%, a 3.5 percentage points decrease compared to the year-ago period and a slight sequential increase.

Other income and expenses, net

	Three Months Ended
	April 2, 2011	December 31, 2010	March 27, 2010
	(Unaudited, in millions)
Research and development funding	$34	$32	$18
Phase-out and start-up costs	(7)	(6)	(2)
Exchange gain (loss) net	3	4	(1)
Patent claim costs	(4)	(4)	(1)
Gain on sale of other non-current assets	-	2	-
Other, net	(1)	2	(1)
Other income and expenses, net	$25	$30	$13
As a percentage of net revenues	1.0%	1.1%	0.5%

Other income and expenses, net, mainly included, as income, items such as R&D funding and exchange gain and, as expenses, phase-out/ start-up costs and patent claim costs. Income from R&D funding was associated with our R&D projects, which, upon project approval, qualifies as funding on the basis of contracts with local government agencies in locations where we pursue our activities. In the first quarter of 2011, the balance of these factors resulted in other income and expenses, net of $25 million, mainly due to the high level of funding for approximately $34 million, which was partially a catch-up of grants related to certain 2010 activities for which contracts were signed in 2011.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	April 2, 2011	December 31, 2010	March 27, 2010
	(Unaudited, in millions)
Impairment, restructuring charges and other related closure costs	$(24)	$(32)	$(33)

In the first quarter of 2011, we recorded $24 million of impairment, restructuring charges and other related closure costs, of which:

•
$19 million was recorded in relation to the manufacturing restructuring plan contemplating the closure of our Carrollton (Texas) and Phoenix (Arizona) sites, and was composed of one-time termination benefits, as well as other relevant closure charges, mainly associated with Carrollton and Phoenix fabs; at the end of the first quarter, we closed our Phoenix fab, thereby substantially completing the restructuring of our manufacturing operations;

•
$4 million related to the workforce reductions plans announced in April and December 2009 by ST-Ericsson, primarily consisting of lease contract termination costs, pursuant to the closure of certain locations; and

•	$1 million related to other restructuring initiatives.

In the fourth quarter of 2010, we recorded $32 million of impairment, restructuring charges and other related closure costs, of which: (i) $8 million was recorded in relation to the manufacturing restructuring plan contemplating the closure of our Carrollton (Texas) and Phoenix (Arizona) sites, and was composed of one-time termination benefits, as well as other relevant closure charges, mainly associated with Carrollton and Phoenix fabs; and (ii) $24 million related to the workforce reduction plans at ST-Ericsson, primarily consisting of on-going termination benefits pursuant to the workforce reduction plan and the closure of certain locations in Europe.

In the first quarter of 2010, we recorded $33 million of impairment and restructuring charges and other related closure costs, of which: (i) $4 million related to our manufacturing restructuring plan which contemplated the closure of our Ain Sebaa (Morocco), Carrollton (Texas) and Phoenix (Arizona) sites, and was composed of one-time termination benefits, as well as other relevant charges, mainly related to Carrollton fabs; (ii) $25 million related to the workforce reduction plans at ST-Ericsson, primarily consisting of on-going termination benefits pursuant to the workforce reduction plan and the closure of certain locations in Europe; and (iii) $4 million related to previously committed restructuring initiatives.

Operating income (loss)

	Three Months Ended
	April 2, 2011	December 31, 2010	March 27, 2010
	(Unaudited, in millions)
Operating income (loss)	$118	$213	$(20)
In percentage of net revenues	4.7%	7.5%	(0.9)%

Our operating results improved compared to the year-ago period as a result of a higher level of revenues and cost efficiency initiatives, particularly in manufacturing and R&D. On the other hand, the operating income decreased sequentially due to lower revenues in line with seasonality. The first quarter 2011 registered operating income of $118 million compared to an operating loss of $20 million in the year ago quarter and an income of $213 million in the prior quarter.

All of ACCI, AMM and PDP reported a significant improvement in their profitability levels compared to the year ago period, supported by their higher levels of revenues, while Wireless incurred higher losses due to declining sales. All of ACCI, AMM and PDP reached double digit operating margin. ACCI largely increased its operating income from $49 million or approximately 5% of the last year first quarter revenues, up to $116 million, or 11% of revenues in the current quarter, with this performance driven mainly by Automotive and Imaging products. AMM significantly improved its profit from $65 million or 12% of revenues, up to $166 million or 22% of revenues, with all the product lines contributing to such good performance, and in particular the MEMS products. PDP’s operating income increased from $26 million or about 9% of revenues, up to $50 million, equivalent to about 15% of current quarter revenues. Wireless’ operating loss increased from $116 million to $180 million, of which 50% attributable to our partner as noncontrolling interest, and was originated by ST-Ericsson JVS, which is completing its cost restructuring while seeking to enhance its product and customers’ portfolio. The segment “Others” reduced its losses to $34 million, from $44 million in the year ago period, mainly due to lower amount of restructuring charges.

Other-than-temporary impairment charge on financial assets

	Three Months Ended
	April 2, 2011	December 31, 2010	March 27, 2010
	(Unaudited, in millions)
Other-than-temporary impairment charge on financial assets	$(5)	$-	$-

We recorded in the first quarter of 2011 an other-than-temporary impairment charge (OTTI) of $5 million as an adjustment of the fair value of certain marketable securities.

Interest income (expense), net

	Three Months Ended
	April 2, 2011	December 31, 2010	March 27, 2010
	(Unaudited, in millions)
Interest income (expense), net	$(15)	$(5)	$3

The first quarter of 2011 registered a significant expense increase with the comparable periods, mainly due to higher financing needs of ST-Ericsson, partially covered through the sale, with no recourse, of certain R&D tax credits, anticipating their collection by three years (see “Liquidity and Capital Resources”).

Loss on equity investments

	Three Months Ended
	April 2, 2011	December 31, 2010	March 27, 2010
	(Unaudited, in millions)
Loss on equity investments	$(6)	$(10)	$(5)

In the first quarter of 2011, we recorded a charge of $6 million, almost entirely related to our proportionate share in ST-Ericsson JVD for its net result accounting, including amortization of basis difference, while the loss related to other investments was immaterial. The loss of ST-Ericsson JVD equity was the most important item also in the comparable periods.

Gain (loss) on financial instruments, net

	Three Months Ended
	April 2, 2011	December 31, 2010	March 27, 2010
	(Unaudited, in millions)
Gain (loss) on financial instruments, net	$22	$(12)	$(3)

The $22 million gain on financial assets in the first quarter of 2011 was mainly associated with the gain of $20 million related to the sale of the remaining shares of our equity participation in Micron received upon the Numonyx disposal; as of April 2, 2011, all of our equity participation in Micron had been liquidated. The $12 million loss on financial assets in the fourth quarter of 2010 was the balance between (i) a loss of $13 million related to the sale of shares of our equity participation in Micron and (ii) a gain of $1 million related to the additional repurchase of part of our 2016 Convertible Bonds. In the prior year first quarter the $3 million loss was the balance between (i) a loss of $6 million related to a transaction designated to hedge a part of the disposal of our share in Numonyx and (ii) a gain of $3 million related to the repurchase of a portion of our 2016 Convertible Bonds.

Income tax benefit (expense)

	Three Months Ended
	April 2, 2011	December 31, 2010	March 27, 2010
	(Unaudited, in millions)
Income tax benefit (expense)	$(31)	$(50)	$10

During the first quarter of 2011, we registered an income tax expense of $31 million, reflecting the yearly effective tax rate estimated in each of our jurisdictions and applied to the first quarter consolidated income before taxes. This resulted in an approximately 27% tax rate which is the combination of income tax expense estimated at about 16% rate on the ST entities income adjusted by an income tax benefit computed with much lower tax rate applicable to the losses on the ST-Ericsson entities.

Our tax rate is variable and depends on changes in the level of operating results within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimations of our tax provisions. Our income tax amounts and rates depend also on our loss carryforwards and their relevant valuation allowances, which are based on estimated projected plans; in the case of material changes in these plans, the valuation allowances could be adjusted accordingly with an impact on our tax charges. We currently enjoy certain tax benefits in some countries. Such benefits may not be available in the future due to changes in the local jurisdictions; our effective tax rate could be different in future quarters and may increase in the coming years. In addition, our yearly income tax charges include the estimated impact of provisions related to potential tax positions which have been considered uncertain.

Net loss attributable to noncontrolling interest

	Three Months Ended
	April 2, 2011	December 31, 2010	March 27, 2010
	(Unaudited, in millions)
Net loss attributable to noncontrolling interest	$87	$83	$72

In the first quarter of 2011, we recorded $87 million income as a result attributable to noncontrolling interest, representing the loss attributable to noncontrolling interest, which mainly included the 50% less one share owned by Ericsson in the consolidated ST-Ericsson JVS. In the fourth quarter of 2010, the corresponding amount was $83 million. These amounts mainly reflected Ericsson’s share in the joint venture’s loss.

All periods included the recognition of noncontrolling interest related to our joint venture in Shenzhen, China for assembly operating activities. Those amounts were not material.

Net income attributable to parent company

	Three Months Ended
	April 2, 2011	December 31, 2010	March 27, 2010
	(Unaudited, in millions)
Net income attributable to parent company	$170	$219	$57
As percentage of net revenues	6.7%	7.7%	2.5%

For the first quarter of 2011, we reported a net income of $170 million, a significant improvement compared to the year-ago quarter due to the aforementioned factors.

Earnings per diluted share for the first quarter of 2011 was $0.19 compared to $0.24 in the fourth quarter of 2010 and $0.06 per share in the year-ago quarter.

In the first quarter of 2011, the impact after tax of impairment, restructuring charges and other related closure costs, other-than-temporary impairment charge and other one-time items, was estimated to be approximately $(0.01) per share, while in the fourth quarter of 2010, it was approximately $(0.03) per share. In the year ago quarter, the impact of impairment, restructuring charges and other related closure costs was estimated to be approximately $(0.01) per share.

Legal Proceedings

As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications from other semiconductor companies or third parties alleging possible infringement of patents. Furthermore, we may become involved in costly litigation brought against us regarding patents, copyrights, trademarks, trade secrets or mask works. In the event that the outcome of such IP litigation would be unfavorable to us, we may be required to take a license for patents or other IP rights upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and ability to compete. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology and may face claims of infringing the IP rights of others” included in our Form 20-F, which may be updated from time to time in our public filings.

We record a provision when, based on our best estimate, we consider it probable that a liability has been incurred and when the amount of the probable loss can be reasonably estimated. We regularly evaluate losses and claims to determine whether they need to be adjusted based on the most current information available to us and using our best judgment. There can be no assurance that our recorded reserves will be sufficient to cover the extent of our potential liabilities. Legal costs associated with claims are expensed as incurred.

We are a party to legal proceedings with Tessera, Inc.

On January 31, 2006, Tessera added ST as a co-defendant to a lawsuit filed by Tessera on October 7, 2005, against Advanced Micro Devices Inc., Spansion, ChipMOS, Advanced Semiconductor Engineering, Siliconware Precision Industries and STATS Chippac in the U.S. District Court for the Northern District of California, claiming ST infringes certain patents related to ball grid array (“BGA”) packaging technology. Tessera also claims that our U.S. affiliate, STMicroelectronics, Inc (“ST Inc.”), breached the terms of a license agreement with Tessera. The District Court Action is stayed pending resolution of the ITC proceeding discussed below, including all appeals.

On April 17, 2007, Tessera filed a complaint with the International Trade Commission in Washington, D.C. (“ITC”) against us, ATI Technologies, Freescale, Motorola, Qualcomm, and Spansion claiming infringement of two patents related to BGA packaging technology and requesting that the ITC issue an injunction barring the importation into the U.S. of certain products using such BGA packaging technology. On December 1, 2008, the Administrative Law Judge (“ALJ”) at the ITC issued an initial determination finding the asserted Tessera patents valid but not infringed. On May 20, 2009, the ITC issued a final determination reversing the ALJ’s decision and finding the asserted Tessera patents valid and infringed. The ITC issued a limited exclusion order prohibiting the importation of infringing products. ST Inc. was not affected by this order by virtue of its license agreement with Tessera (which is the subject of a claim in the District Court Action described above). On December 21, 2010, the U.S. Court of Appeals for the Federal Circuit issued a decision affirming the ITC’s final determination. With our other codefendants we have requested leave to appeal this decision to the Supreme Court. The Tessera patents expired on September 21, 2010. As a result, the ITC’s exclusion order expired on that date. We continue to assess the merits of all ongoing litigation with Tessera.

We are a party to legal proceedings with Rambus Inc.

On December 1, 2010, Rambus Inc. (“Rambus”) filed a complaint with the ITC against us, Broadcom, Freescale, LSI, Media Tek and NVIDIA as primary respondents, as well as multiple other companies allegedly purchasing semiconductor products from such primary respondents, including customers of ST, such as CISCO, HP, Garmin, and Seagate. The ITC complaint alleges infringement of six Rambus patents that allegedly cover certain peripheral interfaces including PCI Express, DisplayPort, SATA and SAS interface, and/or DDR type, LPDDR type, or GDDR type memory controllers, and requests the ITC grant a permanent exclusion order prohibiting the importation into the U.S. by ST and the other named respondents of the semiconductor chips and products containing such semiconductor chips. On December 29, 2010 the ITC voted to institute an investigation based on Rambus’ complaint and on February 15, 2011 the Administrative Law Judge at the ITC issued a procedural order pursuant to which a hearing is currently scheduled to be held in October 2011, an Initial Determination to be rendered no later than January 4, 2012, with a final determination expected for May 2012.

Also on December 1, 2010, Rambus also filed a lawsuit against us in the U.S. District Court for the Northern District of California alleging infringement of nineteen Rambus patents, including the six patents asserted by Rambus in the ITC. Rambus claims these patents read on certain peripheral interfaces and/or memory controllers which meet the requirements defined by certain industry setting standards bodies such as JEDEC. A number of these patents have expired. The District Court case will remain stayed with respect to the six Rambus patents asserted in the ITC and the Court may elect to stay this matter in its entirety.

We intend to vigorously defend our positions in these matters. However given the fact that several of the asserted patents have been successfully litigated by Rambus in the past and could be found to apply to certain industry standards, there is no assurance that we will prevail and that we may not be required to take a license from Rambus at conditions which may adversely affect our results of operations if we are unable to pass through such costs to our customers.

We are a party to a dispute with Credit Suisse Securities and Credit Suisse Group concerning Auction Rate Securities.

In February 2008, we instituted FINRA arbitration proceedings against Credit Suisse Securities (“Credit Suisse”) in connection with the unauthorized purchase by Credit Suisse of collateralized debt obligations and credit-linked notes (the “Unauthorized Securities”) instead of the federally guaranteed student loan securities that we had instructed Credit Suisse to purchase. On March 19, 2010, the U.S. District Court for the Southern District of New York (the “District Court”) issued a ruling affirming the unanimous arbitration award in our favor for more than $432 million, including collected interest, entered in February 2009 by FINRA. The District Court denied Credit Suisse’s motion to vacate the award and granted our petition to affirm the award and directed Credit Suisse to pay us the unpaid balance. On March 31, 2010, the District Court issued a judgment confirming the March 19, 2010 order and closing the case. On August 24, 2010, the District Court issued a judgment confirming the ruling of March 2010, which was subsequently appealed by Credit Suisse. After filing the required supersedeas bond, Credit Suisse filed on September 21, 2010 an appeal to the U.S. Court of Appeals for the Second Circuit (the “Court of Appeals”), and three days later we filed a motion for an expedited appeal. The US Court of Appeals for the Second Circuit held a hearing on March 28, 2011 and we as well as Credit Suisse are awaiting its decision. Based on the FINRA arbitration award, as affirmed by the District Court, we should receive approximately $358 million, which includes approximately $26 million of interest to date, in addition to the approximately $75 million previously received in December upon selling a portion of these securities. On March 31, 2011, Judge Dearie in the US District Court of the Eastern District of New York rejected the motion by Credit Suisse Group to reject our claim against Credit Suisse Group before such Court and directed the parties to proceed with discovery.

We are a party to arbitration proceedings following a complaint filed by NXP Semiconductors.

On December 4, 2009, we received from the International Chamber of Commerce the notification of a request for arbitration filed by NXP Semiconductors Netherlands BV “NXP” against STMicroelectronics NV, and ST-Ericsson, claiming compensation for so called underloading costs, pursuant to a Manufacturing Services Agreement entered into between NXP and ST-NXP Wireless, at the time of the creation of ST-NXP Wireless, our wireless semiconductor products joint venture with NXP, in August 2008. The claim is currently evaluated by NXP at approximately $59 million. In January 2009, NXP agreed upon our request to withdraw its claim against ST-Ericsson. We are contesting the NXP claim vigorously. An arbitration hearing is currently planned to occur in Paris beginning May 23, 2011. We continue to assess the merits of NXP’s claims against us and possible other claims between NXP and us.

EU Smartcard Investigation.

On October 21, 2008, the EU Commission carried out a dawn raid at our Montrouge premises near Paris, France, based on an investigation being conducted by the EU Commission on alleged anti-competitive practices pertaining to the manufacture of integrated circuits for smartcards. The Commission believes that the main manufacturers of ICs for smartcards may have been in contact and exchanged confidential information on future pricing, prices to certain customers, future production capacities, and plans for new products during a period between January 1999 and November 2006. We have offered to support the EU in the pursuit of its investigation. We have not received any further communication from the EU since October 21, 2008.

Related Party Transactions

During the first quarter of 2011, one of the members of our Supervisory Board was managing director of Areva SA, which is a controlled subsidiary of CEA.  One of the members of our Supervisory Board is a member of the Board of Directors of Technicolor (formerly known as Thomson), another is the non-executive Chairman of the Board of Directors of ARM Holdings PLC (“ARM”), one of our Supervisory Board members is a member of the Supervisory Board of Soitec, two of the members of the Supervisory Board are also members of the Supervisory Board of BESI and one of the members of our Supervisory Board is a director of Oracle Corporation (“Oracle”) and Flextronics International. France Telecom and its subsidiaries Equant and Orange, as well as Oracle’s new subsidiary PeopleSoft supply certain services to our Company. We have a long-term joint R&D partnership agreement with LETI, a wholly-owned subsidiary of CEA. We have certain licensing agreements with ARM, and have conducted transactions with Soitec and BESI as well as with Technicolor and Flextronics. Each of the aforementioned arrangements and transactions are negotiated without the personal involvement of our Supervisory Board members and we believe that they are made on an arm’s-length basis in line with market practices and conditions.

On March 30, 2011, FSI completed the acquisition of Areva’s indirect interest in us. Following this transaction, during the Annual Shareholders’ Meeting held on May 3, 2011, the managing director of Areva, formerly a member of our Supervisory Board, stepped down from this position.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market rule, the reference currency for the semiconductor industry is the U.S. dollar and the market prices of semiconductor products are mainly denominated in U.S. dollars. However, revenues for some of our products (primarily our dedicated products sold in Europe and Japan) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase, in the short term, our level of revenues when reported in U.S. dollars. Revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or in local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between the changes in currency rates and the adjustments in the local currency equivalent of the price paid for such products. Furthermore, certain significant costs incurred by us, such as manufacturing costs, selling, general and administrative expenses, and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Euro zone and other non-U.S. dollar currency areas, including Sweden, our costs tend to increase when translated into U.S. dollars when the dollar weakens or to decrease when the U.S. dollar strengthens.

In summary, as our reporting currency is the U.S. dollar, currency exchange rate fluctuations affect our results of operations: in particular, if the U.S. dollar weakens, our results are negatively impacted since we receive a limited part of our revenues, and more importantly, we incur a significant part of our costs, in currencies other than the U.S. dollar. On the other hand, our results are favorably impacted when the dollar strengthens. The impact on our accounts could therefore be material, in the case of a material variation of the U.S. dollar exchange rate.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our consolidated statements of income, in particular with respect to a portion of the costs of goods sold, most of the R&D expenses and certain selling and general and administrative expenses, located in the Euro zone. Our consolidated statements of income for the three months ended April 2, 2011 included income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts expiring during the period. Our effective average exchange rate was $1.33 for €1.00 for the first quarter of 2011 and $1.34 for €1.00 for the fourth quarter of 2010 while it was $1.39 for €1.00 in the first quarter of 2010. These effective exchange rates reflect the actual exchange rates combined with the impact of cash flow hedging contracts that matured in the period.

In the fourth quarter of 2008 we decided to extend the time horizon of our cash flow hedging contracts for manufacturing costs and operating expenses for up to 12 months and in the third quarter of 2010 we decided to extend the time horizon of our cash flow hedging contracts for manufacturing costs and operating expenses for up to 24 months, for a limited percentage of our exposure to the Euro and under certain currency market circumstances. As of April 2, 2011, the outstanding hedged amounts were €712 million to cover manufacturing costs and €451 million to cover operating expenses, at an average exchange rate of about $1.36 and $1.34 to €1.00, respectively (including the premium paid to purchase foreign exchange options), maturing over the period from April 5, 2011 to September 5, 2012. As of April 2, 2011, these outstanding hedging contracts and certain expired contracts covering manufacturing expenses capitalized in inventory represented a deferred gain of approximately $95 million before tax, recorded in “Other comprehensive income” in Net Equity, compared to a deferred gain of approximately $65 million before tax at December 31, 2010.

In addition, in order to further reduce our exposure to fluctuations in the U.S. dollar exchange rate, we have begun hedging certain line items on our consolidated statements of income, particularly with respect to the portion of our R&D expenses incurred in ST-Ericsson Sweden. As of April 2, 2011, the outstanding hedged amounts were SEK 875 million at an average exchange rate of about SEK 6.82 to $1.00, maturing over the period from April 7, 2011 to March 8, 2012. As of April 2, 2011, these outstanding hedging contracts represented a deferred profit of approximately $10 million before tax, recorded in “Other comprehensive income” in Net Equity.

Our cash flow hedging policy is not intended to cover the full exposure and is based on hedging a portion of our exposure in the next quarter and a declining percentage of our exposure in each quarter thereafter. In the first quarter of 2011, as a result of EUR USD and USD SEK cash flow hedging, we recorded a net profit of $25 million, consisting of a profit of $12 million to R&D expenses, a profit of $10 million to costs of goods sold and a profit of $3 million to selling, general and administrative expenses, while in the first quarter of 2010, we recorded a net gain of $9 million.

In addition, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates. We may in the future purchase or sell similar types of instruments. See Item 11, “Quantitative and Qualitative Disclosures about Market Risk” in our Form 20-F, which may be updated from time to time in our public filings. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates. The net effect of the consolidated foreign exchange exposure resulted in a net gain of $3 million in “Other income and expenses, net” in our first quarter of 2011 Statement of Income.

Our treasury strategies to reduce exchange rate risks are intended to mitigate the impact of exchange rate fluctuations. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar. In each reporting period we may record a loss or gain as a result of the variation between the hedged and the actual exchange rate.

The assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses, as well as cash flows, are translated at the average exchange rate for the period. The balance sheet impact, as well as the income statement and cash flow impact, of such translations have been, and may be expected to be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency. Adjustments resulting from the translation are recorded directly in shareholders’ equity, and are shown as “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in equity. At April 2, 2011, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

For a more detailed discussion, see Item 3, “Key Information — Risk Factors — Risks Related to Our Operations” in our Form 20-F.

Impact of Changes in Interest Rates

Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our results of operations and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents and marketable securities, as well as the total interest expense paid on our financial debt.

Our interest income (expense), net, as reported on our consolidated statements of income, is the balance between interest income received from our cash and cash equivalent and marketable securities investments and interest expense paid on our long-term debt and bank fees (including fees on committed credit lines). Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the market interest rates would mean an equivalent increase or decrease in our interest income. Our interest expenses are mainly associated with long and short-term debt, of which only the remaining $491 million of 2016 Convertible Bonds is at a fixed rate of 1.5%, whereas all the remaining debt is at floating rate (2013 Senior Bonds, which is fixed quarterly at a rate of EURIBOR plus 40bps, and European Investment Bank Floating Rate Loans at LIBOR plus variable spreads).

At April 2, 2011, our total financial resources, including cash, cash equivalents and marketable securities current and non-current, generated an average interest income rate of 0.72%. In the same period, our average cost of debt rate was 1.20%.

During the first quarter of 2011, our interest expense registered an increase mainly originated by the charges paid by ST-Ericsson on certain factoring operations (see “Liquidity and Capital Resources”).

Impact of Changes in Equity Prices

The impact of changes in equity prices was applicable to us mainly in relation to our participation in Micron, following the Numonyx divestiture. As consideration for the divestiture of our share in Numonyx in May 2010, we received 66.88 million Micron shares and we owed $78 million to one of our partners. In the fourth quarter of 2010 we sold 46.8 million shares at an average price of $8.48 per share, including the unwinding of the applicable hedging contracts. We received proceeds of $319 million (net of the $78 million payment to one of our partners) and realized a $13 million loss in the fourth quarter 2010 Income Statement. The remaining 20.1 million shares were sold in January 2011, together with the unwinding of their hedging contracts, for the total proceeds of $195 million, realizing a gain of $20 million, recorded as a gain on financial instruments in the first quarter 2011 Income Statement.

As of April 2, 2011, we did not have any participation in our Balance Sheet, which could have a material impact in changes in equity prices.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated “A” or better. Part of our liquidity is also held in Euros to naturally hedge intercompany payables and financial debt in the same currency and is placed with financial institutions rated at least a single A long-term rating, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s or Fitch Ratings. Marginal amounts are held in other currencies. See Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F.

Cash flow

We maintain a significant cash position and a low debt to equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During the first quarter of 2011, the evolution of our cash flow produced an increase in our cash and cash equivalents of $36 million, generated by net cash from operating activities and the net proceeds from sales of Micron shares, which were largely offset by the increased payments for purchase of tangible assets.

The evolution of our cash flow for the comparable periods is set forth below:

	Three Months Ended
	April 2, 2011	March 27, 2010
	(In millions)
Net cash from operating activities	350	$393
Net cash used in investing activities	(206)	(245)
Net cash used in financing activities	(116)	(264)
Effect of change in exchange rates	8	(49)
Net cash increase (decrease)	$36	$(165)

Net cash from operating activities.  Net cash from operating activities is the sum of (i) net income (loss) adjusted for non-cash items and (ii) changes in assets and liabilities. The net cash from operating activities in the first quarter of 2011 was $350 million, slightly decreasing compared to the prior year period despite the overall improvement in our financial results (see “Results of Operations” for more information).

•	Net income adjusted for non-cash items improved to $336 million of cash generated in the first quarter of 2011 compared to $244 million in the prior year period.

•
Changes in assets and liabilities generated cash for a total amount of $14 million in the first quarter 2011, compared to $149 million in the prior year period. The first quarter 2011 changes were mainly represented by a positive trend in other assets and liabilities and trade payables, partially balanced by an unfavorable change in inventories, associated with the increase of their levels; furthermore the first quarter of 2011 also included a favorable net cash impact of $50 million, originated by the sales, with no recourse, of trade and other receivables, mainly done by ST-Ericsson. In the first quarter 2010, the favorable change was mainly related to trade payables.

Net cash used in investing activities.  Investing activities used $206 million of cash in the first quarter of 2011, mainly for payments for tangible assets, partially balanced by net cash from proceeds of the sale of our marketable securities and of Micron shares. Payments for the purchase of tangible assets totaled $466 million, a significant increase from the $179 million registered in the prior year period, as we upgraded our production capacity in line with the strong increase in demand for our products. Moreover, the net cash from investing activities included $195 million as net proceeds from the sale of Micron stock. Investing activity in the first quarter of 2010 used net cash of $245 million.

Net cash used in financing activities.  Net cash used in financing activities was $116 million in the first quarter of 2011 with a decrease compared to the $264 million used in the first quarter of 2010 mainly due to the lower amounts used for buyback of part of our outstanding bonds. Moreover, the first quarter 2011 amount included $20 million as a repayment of long term debt at maturity and $62 million as dividends paid to shareholders.

Free Cash Flow (non U.S. GAAP measure).

We also present Free Cash Flow, defined as (i) net cash from (used in) operating activities plus (minus) (ii) net cash from (used in) investing activities, excluding payment for purchases (and proceeds from the sale) of marketable securities, short-term deposits and restricted cash, which are considered as temporary financial investments. The result of this definition is ultimately net cash from operating activities plus (minus) payment for purchase of tangible and intangible assets, net proceeds from sales of stock received on investment divestitures, and payment for business acquisitions. We believe Free Cash Flow provides useful information for investors and management because it measures our capacity to generate cash from our operating activities to sustain our operating investing activities. Free Cash Flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities.  Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases (and proceeds from the sale) of marketable securities, short-term deposits and restricted cash, the net cash used in financing activities and the effect of change in exchange rates.  In addition, our definition of Free Cash Flow may differ from definitions used by other companies. Free Cash Flow is determined as follows from our Consolidated Statements of Cash Flow:

	Three Months Ended
	April 2, 2011	March 27, 2010
	(In millions)
Net cash from operating activities	$350	$393

Net cash used in investing activities	(206)	(245)
Payment for purchase and proceeds from sale of marketable securities, short-term deposits and restricted cash, net	(93)	28

Free Cash Flow	$51	$176

We generated Free Cash Flow of $51 million in the first quarter of 2011, compared to $176 million in the first quarter of 2010, including the benefit of $195 million proceeds from the sale of Micron shares, after having made payment for purchase of tangible assets of $466 million comparable to $179 million in the equivalent year ago period.

Net financial position (non U.S. GAAP measure).

Our net financial position represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents net of bank overdrafts, current and non-current marketable securities, short-term deposits and restricted cash, and our total financial debt includes short term borrowings and current portion of long-term debt and long-term debt, as represented in our consolidated Balance Sheet. Net financial position is not a U.S. GAAP measure but we believe it provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Our net financial position has been determined as follows from our Consolidated Balance Sheets:

	As at
	April 2, 2011	December 31, 2010	March 27, 2010
	(In millions)
Cash and cash equivalents, net of bank overdrafts	$1,928	$1,892	$1,423
Marketable securities, current	719	891 (1)	1,037
Restricted cash	92	-	250
Short-term deposits	71	67	-
Marketable securities, non-current	77	72	47
Total financial resources	2,887	2,922	2,757
Short-term borrowings and current portion of long-term debt	(717)	(720)	(904)
Long-term debt	(1,032)	(1,050)	(1,287)
Total financial debt	(1,749)	(1,770)	(2,191)
Net financial position	$1,138	$1,152	$566
_____________
(1)
The amount of $1,052 million of marketable securities, current reported in our Balance Sheet as of December 31, 2010 was composed of: (i) marketable securities ($891 million); and (ii) Micron shares ($161 million).

Our net financial position as of April 2, 2011 resulted in a net cash position of $1,138 million, slightly decreasing compared to the net cash of $1,152 million at December 31, 2010, however solidly increasing compared to March 27, 2010. Total financial resources declined mainly due to a lower amount of marketable securities, partially balanced by cash and restricted cash.

Cash and cash equivalents amounted to $1,928 million as at April 2, 2011 as a result of our cash flow evolution as presented above.

Restricted cash of $92 million is an escrow account expiring on May 2011 related to the disposal of Numonyx investment and following the liquidation of all Micron shares.

Short-term deposits of $71 million represent a 12-month certificate of deposit, which can be readily converted in cash.

Marketable securities, current was composed of: (i) $380 million invested in Aaa treasury bills from the U.S. government and Aa2 Italian Treasury bills and, (ii) $339 million invested in senior debt securities (out of which $311 million at a floating rate and $28 million at a fixed rate) issued by primary financial institutions with an average rating of Aa3/A+ from Moody’s and S&P. Both the Treasury bills and the Floating Rate Notes are classified as available-for-sale and reported at fair value. See Note 12 to our Unaudited Interim Consolidated Financial Statements.

Marketable securities, non-current correspond to Auction Rate Securities, purchased by Credit Suisse contrary to our instructions, representing interests in collateralized debt obligations with a nominal value of $261 million, that were carried on our Balance Sheet as available-for-sale financial assets for $77 million, including the positive revaluation of $50 million, in “Other comprehensive income in equity”, out of which $5 million occurred during the first quarter of 2011. The investments made in the aforementioned Auction Rate Securities were made without our authorization and, in 2008, we launched a legal action against Credit Suisse. For the details of the legal proceedings against Credit Suisse, see Note 12 to our Unaudited Interim Consolidated Financial Statements.

Financial debt was $1,749 million as at April 2, 2011, comprised of $117 million short-term and $1,632 million long-term, of which $600 million was considered as the current portion and mainly related to our 2016 Convertible Bonds. The total financial debt included: (i) $491 million of our 2016 Convertible Bonds, (ii) $571 million of our 2013 Senior Bonds, (iii) $549 million in European Investment Bank loans (the “EIB Loans”), (iv) $12 million in loans from other funding programs, (v) $9 million of capital leases and (vi) $117 million of short-term borrowings related to ST-Ericsson. The EIB Loans represent two committed credit facilities as part of R&D funding programs. The first, for R&D in France, was fully drawn in U.S. dollars, between December 2006 and February 2008, for a total amount of $341 million, of which $117 million had been paid back as at April 2, 2011. The second for R&D projects in Italy, was fully drawn in U.S. dollars, between August and October 2008, for a total amount of $380 million, out of which $54 million had been paid back as of April 2, 2011.

Additionally, we had unutilized committed medium term credit facilities with core relationship banks for about $500 million. At April 2, 2011, the amounts available under the short-term lines of credit were not reduced by any borrowing. On September 27, 2010 we signed with the European Investment Bank a new €350 million loan to support our industrial and R&D programs, which is currently undrawn.

In 2010 we granted, together with Ericsson, a $200 million committed facility to ST-Ericsson, extended to $300 million in January 2011, of which $234 million ($117 million for each parent) was utilized as of April 2, 2011. Ericsson and we recently reaffirmed our commitment to ST-Ericsson and further extended the committed facility to $500 million (of which $250 million is to be funded by us). Withdrawals on the facility are subject to approval by the parent companies at ST-Ericsson’s Board of Directors.

Our long-term capital market financing instruments contain standard covenants, but do not impose minimum financial ratios or similar obligations on us. Upon a change of control, the holders of our 2016 Convertible Bonds and 2013 Senior Bonds may require us to repurchase all or a portion of such holder’s bonds.

In February 2006, we issued $1,131 million principal amount at maturity zero coupon senior convertible bonds due in February 2016. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.833898 shares per one thousand dollar face value of the bonds corresponding to 42,694,216 equivalent shares.  In order to optimize our liability management and yield, we repurchased a portion of our 2016 Convertible Bonds during 2009 (98,000 bonds for a total cash consideration of $103 million and corresponding to 4,295,722 shares) and in 2010 (385,830 bonds for a total cash consideration of $410 million and corresponding to 16,912,433 shares). On February 23, 2011, certain holders redeemed 41,123 convertible bonds at a price of $1,077.58, out of the total of 490,170 outstanding bonds, or about 8%. The holders can redeem the remaining 449,047 convertible bonds upon a change of control or on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollar face value of the bonds. We can call the bonds at any time after March 10, 2011 subject to our share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), one of our wholly-owned subsidiaries, issued Floating Rate Senior Bonds with a principal amount of €500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month EURIBOR plus 0.40% on June 17, September 17, December 17 and March 17 of each year through maturity. The notes have a put for early repayment in case of a change of control. The Floating Rate Senior Bonds issued by ST BV are guaranteed by ST NV. We repurchased a portion of our 2013 Senior Bonds: (i) for the amount of $98 million in 2010 and (ii) for the amount of $30 million in the first quarter 2011.

As of April 2, 2011, we had the following credit ratings on our 2013 Senior Bonds and 2016 Convertible Bonds:

	Moody’s Investors Service	Standard & Poor’s
Zero Coupon Senior Convertible Bonds due 2016	Baa1	BBB+
Floating Rate Senior Bonds due 2013	Baa1	BBB+

We are also rated “A-” from Fitch on an unsolicited basis.

On February 6, 2009 Standard & Poor’s Rating Services lowered our senior debt rating from “A-” to “BBB+” with stable outlook. On January 27, 2011, Moody’s Investors Service affirmed the Baa1 senior debt ratings and raised the outlook from negative to stable.

As of April 2, 2011, debt payments due by period and based on the assumption that convertible debt redemptions are at the holder’s first redemption option were as follows:

	Payments Due by Period
	Total	2011	2012	2013	2014	2015	Thereafter
	(In millions)
Long-term debt (including current portion)	$1,632	$89	$600	$678	$106	$84	$75

Financial Outlook

The increase in demand that we have been broadly facing across all end markets requires the acceleration of some of our capex spending in order to adapt our supply capability to this increasing level of demand. In order to support our innovative product portfolio and to fuel revenue growth, we expect to invest approximately $1.1 billion to $1.5 billion in 2011 based on anticipated revenue growth. The most significant of our 2011 capital expenditure projects are expected to be: (a) for the front-end facilities: (i) capacity increase in proprietary technologies in our 200-mm fabs in Italy (MEMS, Advanced BCDs and PMOS) to support ramping demand; (ii) in our 300-mm fab in Crolles, mix evolution to support the production ramp-up of the most advanced technologies and capacity growth mainly for Wireless, and activities to prepare the next step to 4,500 wafers per week, planned by end 2012 within the framework of our Crolles Nano 2012 program, together with the completion of the 32nm/28nm R&D capability investment; (iii) the upgrade and partial conversion to 150-mm of our 125-mm fab in Ang-Mo-Kio (Singapore) and for the conversion to 200-mm of our existing 150-mm fab; (iv) selective programs of mix evolution in our 200-mm fabs, mainly in the fabs of Crolles and Rousset; and (v) quality, safety, security and maintenance in both 150-mm and 200-mm front end fabs; (b) for the back-end facilities, capital expenditures will mainly be dedicated to: (i) capacity growth on strategic package families, mainly in the areas of MEMS and Automotive, to sustain market demand; (ii) further consolidation of our presence in China (Longgang and Shenzhen), in Muar (Malaysia) and in Calamba (Philippines); (iii) modernization of package lines (copper bonding); and (iv) specific investments in the areas of quality, environment and energy saving; and (c) an overall capacity increase in final testing and wafers probing (EWS) for all product lines.

We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions. We expect to have significant capital requirements in the coming years and in addition we intend to continue to devote a substantial portion of our net revenues to R&D and to continue to support ST-Ericsson towards its expected recovery. We plan to fund our capital requirements from cash provided by operating activities, available funds and available support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuing of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures plans for expending/upgrading our production facilities, our working capital requirements, our R&D and industrialization costs.

On February 23, 2011, holders were able to call for the redemption of our outstanding 2016 Convertible Bonds, which occurred for 41,123 bonds, for an amount of $44 million. The residual amount outstanding after the exercise was 449,047 bonds, which can be exercised on February 23, 2012 for an amount of $491 million. Furthermore, there could be possible financial needs for temporary bridge short-term financing by the parent companies of the ST-Ericsson joint venture.

We believe that we have the financial resources needed to meet our business requirements for the next 12 months, including capital expenditures for our manufacturing activities, working capital requirements, dividend payments and the repayment of our debts in line with their maturity dates. We may use some of our available cash to repurchase a portion of our outstanding debt securities, including possibly our 2016 Convertible Bonds and 2013 Senior Bonds, should market conditions permit.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies are mainly comprised of: operating leases for land, buildings, plants and equipment; purchase commitments for equipment, outsourced foundry wafers and for software licenses; long-term debt obligations; pension obligations and termination indemnities and other non-current liabilities.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at April 2, 2011.

Backlog and Customers

During the first quarter of 2011, our backlog remained basically flat, reflecting a solid demand in our business segments and a weakness in Wireless. Based on our calendar, the second quarter of 2011 will have basically the same number of days as the first quarter. We entered the second quarter 2011 with a backlog slightly below the level we had when entering the first quarter 2011. Backlog (including frame orders) is subject to possible cancellation, push back and a lower ratio of frame orders being translated into firm orders and, thus, it is not necessarily indicative of the amount of billings or growth to be registered in subsequent periods.

In the first quarter of 2011, our largest customer, the Nokia Group of companies, accounted for approximately 11% of our revenues compared to 14% in the first quarter of 2010. There is no guarantee that the Nokia Group of companies, or any other customer, will continue to generate revenues for us at the same levels. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, not confirm planned delivery dates on frame orders in a significant manner or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Disclosure Controls and Procedures

We conducted an evaluation of the effectiveness of the design and operation of our “disclosure controls and procedures” (Disclosure Controls) as of the end of the first quarter. The controls evaluation was conducted under the supervision and with the participation of management, including our CEO and CFO. Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this periodic report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our quarterly evaluation of Disclosure Controls includes an evaluation of some components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis.

The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, our implementation of the controls and their effect on the information generated for use in this periodic report. In the course of the controls evaluation, we reviewed identified data errors, control problems or acts of fraud and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed at least on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the Disclosure Controls can be reported in our periodic reports on Form 6-K and Form 20-F. The components of our Disclosure Controls are also evaluated on an ongoing basis by our Internal Audit Department, which, as of December 2010, reports directly to the Audit Committee. The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary. Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.

We rely on ST-Ericsson’s CEO and CFO certification of internal control at ST-Ericsson and their affiliates that are an integral part of our Consolidated Financial Statements but act as independent companies under the 50-50% governance structure of their two parents.

Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this periodic report, our Disclosure Controls were effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the SEC, and that material information related to STMicroelectronics and its consolidated subsidiaries is made known to management, including the CEO and CFO, particularly during the period when our periodic reports are being prepared.

Other Reviews

We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in this Form 6-K that are not historical facts, particularly in “Overview— Business Outlook” and in “Liquidity and Capital Resources—Financial Outlook”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•	Changes in demand in the key application markets and from key customers served by our products, which make it extremely difficult to accurately forecast and plan our future business activities;

•
our ability to utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs during periods of reduced customer demand, as well as our ability to ramp up production efficiently and rapidly to respond to increased customer demand, in an intensely cyclical and competitive industry;

•
the operations of the ST-Ericsson Wireless joint venture, which represents a significant investment and risk for our business and which may lead to significant additional impairment and restructuring charges, in the event ST-Ericsson is unable to successfully compete in a rapidly changing and increasingly competitive market;

•	our ability to compete with products and prices in an intensely competitive industry and the financial impact of obsolete or excess inventories if actual demand differs from our expectations;

•
our ability to maintain or improve our competiveness when a high percentage of our costs are fixed and are incurred in Euros and currencies other than U.S. dollars, especially in light of the increasing volatility in the foreign exchange markets and, more particularly, in the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;

•
changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the impact of intellectual property claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	product warranty or liability claims based on epidemic or delivery failures or recalls by our customers for a product containing one of our parts;

•
our ability in an intensively competitive environment to successfully develop and secure customer acceptance and to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations; and

•
changes in the political, social or economic environment, including as a result of military conflict, social unrest and/or terrorist activities, economic turmoil, as well as natural events such as severe weather, health risks, epidemics, earthquakes, tsunami (in particular, the aftermath of the recent events in Japan), volcano eruptions or other acts of nature in, or affecting, the countries in which we, our key customers or our suppliers, operate and causing unplanned disruptions in our supply chain and reduced or delayed demand from our customers.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” in our Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in our Form 20-F as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Item 3. Key Information — Risk Factors” from time to time in our Securities and Exchange Commission (“SEC”) filings, could have a material adverse effect on our business and/or financial condition.

STMICROELECTRONICS N.V.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
	(Unaudited)
	April 02,	March 27,
In million of U.S. dollars except per share amounts	2011	2010

Net sales	2,523	2,311
Other revenues	12	14
Net revenues	2,535	2,325
Cost of sales	(1,544)	(1,449)
Gross profit	991	876
Selling, general and administrative	(312)	(281)
Research and development	(562)	(595)
Other income and expenses, net	25	13
Impairment, restructuring charges and other related closure costs	(24)	(33)
Operating income (loss)	118	(20)
Other-than-temporary impairment charge on financial assets	(5)	-
Interest income (expense), net	(15)	3
Loss on equity investments	(6)	(5)
Gain (loss) on financial instruments, net	22	(3)
Income (loss) before income taxes and noncontrolling interest	114	(25)
Income tax (expense) benefit	(31)	10
Income (loss) before noncontrolling interest	83	(15)
Net loss attributable to noncontrolling interest	87	72
Net income attributable to parent company	170	57

Earnings per share (Basic) attributable to parent company shareholders	0.19	0.07
Earnings per share (Diluted) attributable to parent company shareholders	0.19	0.06

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

	April 02,	December 31,
In million of U.S. dollars	2011	2010
	(Unaudited)	(Audited)
Assets
Current assets :
Cash and cash equivalents	1,928	1,892
Restricted cash	92	7
Short-term deposits	71	67
Marketable securities	719	1,052
Trade accounts receivable, net	1,239	1,230
Inventories, net	1,671	1,497
Deferred tax assets	191	218
Assets held for sale	31	28
Other receivables and assets	675	609
Total current assets	6,617	6,600
Goodwill	1,064	1,054
Other intangible assets, net	715	731
Property, plant and equipment, net	4,350	4,046
Long-term deferred tax assets	358	329
Equity investments	131	133
Non-current marketable securities	77	72
Other investments and other non-current assets	370	384
	7,065	6,749
Total assets	13,682	13,349

Liabilities and equity
Current liabilities:
Short-term borrowings and current portion of long-term debt	717	720
Trade accounts payable	1,277	1,233
Dividends payable to shareholders	0	62
Other payables and accrued liabilities	995	1,004
Deferred tax liabilities	14	7
Accrued income tax	120	96
Total current liabilities	3,123	3,122

Long-term debt	1,032	1,050
Reserve for pension and termination indemnities	340	326
Long-term deferred tax liabilities	33	59
Other non-current liabilities	313	295
	1,718	1,730
Total liabilities	4,841	4,852
Commitment and contingencies
Equity
Parent company shareholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,420,305 shares issued, 881,709,502 shares outstanding)	1,156	1,156
Capital surplus	2,523	2,515
Accumulated result	3,411	3,241
Accumulated other comprehensive income	1,222	979
Treasury stock	(304)	(304)
Total parent company shareholders' equity	8,008	7,587
Noncontrolling interest	833	910
Total equity	8,841	8,497

Total liabilities and equity	13,682	13,349

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	(Unaudited)	(Unaudited)
	April 02,	March 27,
In million of U.S. dollars	2011	2010

Cash flows from operating activities:
Net income (loss)	83	(15)
Items to reconcile net income (loss) and cash flow from operating activities:
Depreciation and amortization	317	310
Other-than-temporary impairment charge on financial assets	5	-
(Gain) loss on financial instruments, net	(21)	3
Stock-based compensation	8	8
Other non-cash items	(31)	(27)
Deferred income tax	(24)	(36)
Loss on equity investments	6	5
Impairment, restructuring charges and other related closure costs, net of cash payments	(7)	(4)
Changes in assets and liabilities:
Trade receivables, net	(7)	(68)
Inventories, net	(135)	(28)
Trade payables	43	224
Other assets and liabilities, net	113	21
Net cash from operating activities	350	393

Cash flows from investing activities:
Payment for purchases of tangible assets	(466)	(179)
Payment for purchase of marketable securities	(154)	(158)
Proceeds from sale of marketable securities	339	130
Restricted cash	(92)	-
Investment in intangible and financial assets	(28)	(38)
Net proceeds from sale of stock received on investment divestiture	195	-
Net cash used in investing activities	(206)	(245)

Cash flows from financing activities:
Proceeds from long-term debt	-	1
Proceeds from short-term borrowings	50	-
Repurchase of issued debt	(74)	(212)
Repayment of short-term borrowings	(8)	-
Repayment of long-term debt	(20)	(26)
Dividends paid to shareholders	(62)	(26)
Other financing activities	(2)	(1)
Net cash used in financing activities	(116)	(264)
Effect of changes in exchange rates	8	(49)
Net cash increase (decrease)	36	(165)
Cash and cash equivalents at beginning of the period	1,892	1,588
Cash and cash equivalents at end of the period	1,928	1,423

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In million of U.S. dollars, except per share amounts					Accumulated
					Other
	Common	Capital	Treasury	Accumulated	Comprehensive	Noncontrolling	Total
	Stock	Surplus	Stock	Result	Income/(loss)	Interest	Equity

Balance as of December 31, 2009 (Audited)	1,156	2,481	(377)	2,723	1,164	1,216	8,363
Stock-based compensation expense		34	73	(73)			34
Comprehensive income (loss):
Net income (loss)				830		(288)	542
Equity divestiture				8			8
Other comprehensive loss, net of tax					(185)	(11)	(196)
Comprehensive income							354
Dividends, $0.28 per share				(247)		(7)	(254)
Balance as of December 31, 2010 (Audited)	1,156	2,515	(304)	3,241	979	910	8,497
Stock-based compensation expense		8					8
Comprehensive income (loss):
Net income (loss)				170		(87)	83
Fair value changes on available-for-sale financial assets, net of tax					23		23
Fair value changes on derivatives designed as cash-flow hedges, net of tax					27	5	32
Other components of other comprehensive income, net of tax					193	5	198
Comprehensive income							336
Balance as of April 02, 2011 (Unaudited)	1,156	2,523	(304)	3,411	1,222	833	8,841

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (Unaudited)

1.	The Company

STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and its corporate headquarters located in Geneva, Switzerland.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company is focused on developing products that leverage its technological strengths in creating customized, system-level solutions with digital and mixed-signal content.

2.	Fiscal Year

The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis.

The Company’s first quarter ended on April 2, 2011, its second quarter will end on July 2 and its third quarter will end on October 1. Its fourth quarter will end on December 31.

3.	Basis of Presentation

The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2010. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

All balances and values in the current and prior periods are in millions of U.S. dollars, except shares and per-share amounts.

The accompanying Unaudited Interim Consolidated Financial Statements do not include certain footnotes and financial presentation normally required on an annual basis under U.S. GAAP. Therefore, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 7, 2011.

4.	Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:

•	sales returns and allowances,

•	determination of the best estimate of selling price for deliverables in multiple element sale arrangements,

•	inventory reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory,

•	provisions for litigation and claims,

•
valuation at fair value of acquired assets including intangibles, goodwill, investments and tangible assets, and assumed liabilities in a business combination, as well as the impairment of their related carrying values,

•	assessment, in each reporting period, of events, which could trigger interim impairment testing,

•	estimated value of the consideration to be received and used as fair value for asset groups classified as assets to be disposed of by sale and the assessment of probability of realizing the sale,

•	determination of fair value on nonmonetary exchanges of assets,

•	measurement of the fair value of debt and equity securities, for which no observable market price is obtainable,

•	assessment of credit losses and other-than-temporary impairment charges on financial assets,

•	valuation of noncontrolling interest, particularly in case of contribution in kind as part of a business combination,

•	restructuring charges,

•	assumptions used in calculating pension obligations,

•	determination of the amount of taxes estimated for the full year, including deferred income tax assets, valuation allowances and provisions for uncertain tax positions and claims.

The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends and latest available business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from management’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations, cash flows and financial position could be significantly affected.

5.	Recent Accounting Pronouncements

Accounting pronouncements effective in 2011

In January 2010, the FASB issued new guidance for fair value measurements which requires more robust disclosures regarding (i) different classes of assets and liabilities measured at fair value, (ii) valuation techniques and inputs used, (iii) activities within Level 3 fair value hierarchy measurements (i.e. purchases and sales), and (iv) transfers between Levels 1, 2, and 3 of the fair value hierarchy. Part of the disclosures were effective for the first interim or annual reporting period beginning after December 15, 2009. Additional disclosures for the roll forward of Level 3 assets and liabilities requiring separate disclosures for purchases, sales, issuances and settlements of assets are effective for annual reporting periods beginning after December 15, 2010. The Company adopted the required disclosures of this new guidance as of January 1, 2010 and expanded the additional disclosures described above as at January 1, 2011. These disclosures can be found in Note 27.

In April 2010, the FASB issued amendments to the guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. Revenue can be recognized upon achievement of a milestone in the period in which the milestone is achieved only if the milestone meets all the criteria to be considered as substantive. The amendment is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The Company adopted the amended guidance as of January 1, 2011 and such amendment did not have any significant impact on the Company’s financial position and results of operations.

In December 2010, the FASB issued amendment to the guidance on testing for goodwill impairment. The amendment modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts, for which the entity is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting units.  The amendment is effective for fiscal years beginning after December 15, 2010. The Company adopted the amendment as of January 1, 2011 and such amendment did not have any significant impact on the Company’s financial position and results of operations.

6.	Revenues Under Multiple Deliverable Arrangements

The Company, from time to time, enters into agreements with multiple deliverables. In 2010 and 2009, the Company has entered into certain agreements related to the licensing of manufacturing processes which include the delivery of a) licenses and process documentation and b) various training and implementation support. In the current agreements, the delivery of each instance of process documentation, as well as the training and support, are considered to be separate units of accounting. The timing of services in these arrangements varies depending on the contractual terms, but revenue is recognized either prorata for short duration service periods, or as the specific services are rendered for longer duration service periods, as appropriate.

As these manufacturing processes are not normally sold by the Company or other similar manufacturers, there is limited or no ability to use vendor specific objective evidence or third-party evidence of value. Thus, the valuation is based on best estimates of selling prices for such deliverables. These best estimates are determined by the groups responsible for the negotiation of the agreements and are primarily based on either: a) the total amount of the agreement, assuming that subsequent services are insignificant to the sale of the license and process documentation, b) cash payments to be paid by the customer in advance of delivery prior to incurring related services or training and/or c) information derived from the negotiation process between the Company and the customer. Training and support are valued based on past history of similar services or the group’s determined value based on  a cost plus analysis.

The actual past and the expected future revenues for the multiple deliverable arrangements are:

In millions of U.S. dollars	2009	2010	2011*	2012	2013

Licenses and process documentation	23	29	20	-	-
Training and support services	1	28	8	3	7

Total Revenues under Multiple Deliverable Arrangements	24	57	28	3	7
			* of which non material amount recognized in Q1 2011

Due to the long nature of some of the payments in these  agreements, some revenue is deferred until collectability is reasonably assured. These arrangements generally do not include performance-, cancellation-, termination- or refund-type provisions.

7.	Other Income and Expenses, Net

Other income and expenses, net consisted of the following:

	(Unaudited)
	Three months ended
In millions of U.S. dollars	April 2, 2011	March 27, 2010

Research and development funding	34	18
Phase-out and start-up costs	(7)	(2)
Exchange gain (loss), net	3	(1)
Patent costs	(4)	(1)
Other, net	(1)	(1)

Total Other income and expenses, net	25	13

The Company receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Phase-out costs represent costs incurred below a minimum level of production during the closing stage of Company’s manufacturing facilities. They are treated in the same manner as start-up costs which represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification.

Exchange gains and losses included in “Other income and expenses, net” represent the net effect  exchange rate changes on commercial transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of held-for-trading derivative instruments which are not designated as hedge and which have a cash flow effect related to operating transactions.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees. They are reported net of  settlements, which primarily includes reimbursements of prior patent litigation costs.

8.	Impairment, Restructuring Charges and Other Related Closure Costs

Impairment, restructuring charges and other related closure costs incurred in the first quarter of 2011 are summarized as follows:

(Unaudited)
Three months ended on April 2, 2011
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

Manufacturing restructuring plan	(2)	(5)	(12)	(19)
STE restructuring plan	-	(1)	(3)	(4)
Other restructuring initiatives	-	-	(1)	(1)
Total impairment, restructuring charges and other related closure costs	(2)	(6)	(16)	(24)

Impairment, restructuring charges and other related closure costs incurred in the first quarter of 2010 are summarized as follows:

(Unaudited)
Three months ended on March 27, 2010
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

Manufacturing restructuring plan	-	(1)	(3)	(4)
STE restructuring plan	-	(24)	(1)	(25)
Other restructuring initiatives	-	(2)	(2)	(4)

Total impairment, restructuring charges and other related closure costs	-	(27)	(6)	(33)

Impairment charges

The Company recorded in the first quarter of 2011 impairment charges amounting to $2 million primarily related to long-lived assets with no alternative future use.

The Company did not record any material impairment charges in the first quarter of 2010.

Restructuring charges and other related closure costs

Provisions for restructuring charges and other related closure costs as at April 2, 2011 are summarized as follows in millions of U.S. dollars:

	Manufacturing Restructuring Plan	STE restructuring plan	Other Restructuring Initiatives	Total Restructuring & Other Related Closure Costs
Provision as at December 31, 2010	57	60	19	136
Charges incurred in 2011	17	4	1	22
Amounts paid	(12)	(17)	(2)	(31)
Currency translation effect	-	3	1	4
Provision as at April 2, 2011	62	50	19	131

•	Manufacturing restructuring plan:

Pursuant to its commitment to a restructuring plan aimed at improving its manufacturing competitiveness, the Company recorded in the first quarter of 2011 a total restructuring charge amounting to $17 million. These restructuring charges primarily related to lease contract termination costs recorded at cease-use date and other closure costs and one-time termination benefits to be paid to employees who rendered services until the complete closure of Carrollton and Phoenix fabs, which was almost substantially finalized.

•	STE restructuring plan:

The Company recorded in the first quarter of 2011 restructuring charges totaling $4 million, pursuant to the STE restructuring plan announced and expanded in 2009, which – for the phases announced so far - was substantially completed during the first quarter of 2011. These restructuring charges primarily related to lease contract termination costs pursuant to the closure of certain locations.

•	Other restructuring initiatives:

In the first quarter of 2011, the Company recorded $1 million restructuring charges related to other committed restructuring intiatives.

Total impairment, restructuring charges and other related closure costs

The manufacturing restructuring plan was expected to result in a total pre-tax charge in the range of $270 million to $300 million, of which $293 million have been incurred as of April 2, 2011. This plan is expected to be completed in 2011.

The STE restructuring plan, which was expected to result in a total pre-tax charge in the range of $135 million to $155 million, registered a total charge of $168 million as of April 2, 2011. This plan is expected to be completed in 2011.

The total actual costs that the Company will incur may differ from these estimates based on the timing required to fully complete the restructuring plans, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, product and processes.

9.	Interest Income (Expense), Net

Interest income (expense), net consisted of the following:

	(Unaudited)
	Three months ended
In millions of U.S. dollars	April 2, 2011	March 27, 2010

Income	4	11
Expense	(19)	(8)

Total interest income (expense), net	(15)	3

Interest expense included charges related to the amortization of issuance costs incurred by the Company for the outstanding bonds and banking fees related to sale of trade and other receivables.

10.	Earnings per share

Basic net earnings per share (“EPS”) is computed based on net income attributable to parent company shareholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding, nonvested shares granted and the conversion of convertible debt.

	(Unaudited)
	Three months ended
In millions of U.S. dollars, except share and per share amounts	April 2, 2011	March 27, 2010

Basic income per share:

Net income	170	57
Weighted average shares outstanding	881,700,165	878,351,197

Income per share (basic)	0.19	0.07

Diluted income per share:

Net income	170	57
Convertible debt interest	2	-
Net income adjusted	172	57
Weighted average shares outstanding	881,700,165	878,351,197
Dilutive effect of nonvested shares	4,938,802	4,553,978
Dilutive effect of convertible debt	20,747,141	5,624
Number of shares used in calculating income per share	907,386,108	882,910,799

Income per share (diluted)	0.19	0.06

As of April 2, 2011, common shares issued were 910,420,305 shares, of which 28,710,803 shares were owned by the Company as treasury stock.

As of April 2, 2011, the Company excluded 35,072,946 outstanding stock options from the calculation of diluted earnings per common share because the exercise prices of these stock options were greater than or equal to the average market value of the common shares. There was also the equivalent of 19,689,104 common shares outstanding for convertible debt, out of which 5,624 for the 2013 bonds and 19,683,480 for the 2016 bonds. The equivalent common shares outstanding for the convertible debt decreased during the first quarter of 2011 because of the partial exercise by the bond holders of the put option on the 2016 convertible bonds. None of these bonds have been converted to shares during the first quarter of 2011.

11.	Short-term deposits

As at April 2, 2011, the Company has $71 million of cash in short-term deposits with a maturity of one year. These deposits are held at one Bank with long-term rating of Aa2/AA-. Interest on this deposit is paid at maturity with interest rates fixed at inception for the duration of the deposit. The principal will be repaid at final maturity and is readily convertible in cash.

12.	Marketable Securities

Changes in the value of marketable securities, as reported in current and non-current assets on the consolidated balance sheets as at April 2, 2011 and December 31, 2010 are detailed in the table below:

	(Audited)					(Unaudited)
In millions of U.S. dollars	December 31, 2010	Purchase	Sale	Change in fair value included in OCI* for available-for-sale marketable securities	Change in fair value recognized in earnings	Foreign exchange result through OCI*	April 2, 2011
Debt securities issued by the U.S. Treasury	350	-	(100)	-	-	-	250
Debt securities issued by foreign governments	213	127	(218)	-	-	8	130
Fixed rate debt securities issued by financial institutions	-	27	-	-	-	1	28
Senior debt Floating Rate Notes issued by financial institutions	328	-	(21)	2	(5)	7	311
Auction Rate Securities	72	-	-	5	-	-	77
Equity securities classified as available-for-sale	161	-	(189)	14	14	-	-
Total	1,124	154	(528)	21	9	16	796
*Other comprehensive Income

The purchase by the Company of $127 million in the first quarter of 2011 was related to Italian government bills. The change in fair value of the $380 million government debt securities classified as available-for-sale was not material as at April 2, 2011. The Company estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to a level 1 fair value measurement hierarchy. The duration of the government bills portfolio is less than six months on average and the securities are rated Aaa or Aa2 by Moody’s.

All securities and auction-rate securities are classified as available-for-sale and recorded at fair value as at April 2, 2011, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in equity, except for those changes deemed to be other-than-temporary impairment.

Out of the 9 investment positions in floating-rate notes, 6 securities are in an unrealized loss position, which has been considered as temporary, with the only exception of a senior floating rate note of Euro 15 million issued by Lehman Brothers whose impairment was recorded as other-than-temporary in 2008 and during the first quarter of 2011. For all investments, except the Lehman Brothers senior unsecured bonds described below, the Company expects to recover the debt securities’ entire amortized cost basis. Since the duration of the portfolio is 1.4 years on average and the securities have a minimum Moody’s rating of Aa3 (with the only exception of the Lehman Brothers senior unsecured bonds), the Company expects the value of the securities to return to par as the final maturity is approaching; as such, no credit loss has been identified on these instruments. As a result, the change in fair value is recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in equity. The Company estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to a level 1 fair value measurement hierarchy.

For the Lehman Brothers senior unsecured bonds, the Company has been measuring fair value since Lehman Brothers Chapter 11 filing on September 15, 2008 based on information received from a major credit rating entity. Such fair value information relied on historical recovery rates and is assessed to correspond to a level 3 fair value hierarchy.  At the date of Lehman Brothers Chapter 11 filing, the Company did not expect to recover the entire amortized cost basis of the securities and reported in earnings an other-than-temporary impairment charge representing 50% of the face value of the debt securities. As at April 2, 2011, following values observed on the open market and direct unbinding quotation, the Company assessed that it expected to recover the impaired amortized cost basis of the Lehman Brothers debt securities amounting to $5 million. As a result the total other-than-temporary impairment represents 75% of the face value of these floating rate notes.

The securities and the government bonds are reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at April 2, 2011, since they represent investments of funds available for current operations.

The auction-rate securities, which have a final maturity up to 40 years, were purchased in the Company’s account by Credit Suisse Securities LLC contrary to the Company’s instructions; they are classified as non-current assets on the line “Non-current marketable securities” on the consolidated balance sheet as at April 2, 2011. On February 16, 2009, the Company announced that an arbitration panel of the Financial Industry Regulatory Authority (“FINRA”), in a full and final resolution of the issues submitted for determination, awarded the Company, in connection with such unauthorized auction rate securities, approximately $406 million, comprising compensatory damages, as well as interest, attorney’s fees and consequential damages, which were assessed against Credit Suisse. In addition, the Company is entitled to retain an interest award of approximately $27 million, out of which $25 million has already been paid, plus interest at the rate of 4.64% on the par value of the portfolio from December 31, 2008 until March 31, 2010 and 0.42% from March 31, 2010 until the Award is paid in full. The Company petitioned the United States District Court for the Southern District of New York seeking enforcement of the award. Credit Suisse responded by seeking to vacate the FINRA award. In December 2009, Credit Suisse, because of its contingent interest in certain securities held by the Company and issued by Deutsche Bank, requested that the Company either tender the securities or accept that the amount that would be received by the Company pursuant to such tender be deducted from the sum to be collected by the Company if and when the FINRA award is confirmed and enforced. Pursuant to legal advice, and while reserving its legal rights, the Company participated in the tender offer, sold Auction Rate Securities with a face value of $154 million and collected $75 million. On March 19, 2010, in connection with the Company’s legal action to recover from Credit Suisse the amount invested in unauthorized auction rate securities against the Company’s instructions, the federal district court in New York issued a ruling affirming the unanimous arbitration award in its favor for more than $432 million, including collected interest, entered into in February 2009 by FINRA. The ruling of the federal district court in New York denied Credit Suisse’s motion to vacate the award, also granting the Company’s petition to affirm the award and directing Credit Suisse to pay the unpaid balance. On August 24, 2010 the New York Court for the Southern District issued a judgment confirming the ruling of March 2010, which was subsequently appealed by Credit Suisse. After filing the required supersedeas bond, Credit Suisse filed on September 21, 2010 a motion of appeal to the US Court of Appeal of the Second Circuit, and three days later the Company filed a motion for an expedited appeal. The US Court of Appeal for the Second Circuit held a hearing on March 28, 2011 for which the Company as well as the Credit Suisse are awaiting its decision. Based on the ruling the Company should receive approximately $358 million, which include approximately $26 million of interest to date, in addition to the approximately $75 million previously received in December upon selling a portion of the securities, as described above. On March 31 2011,the US District Court of the Eastern District of New York rejected the motion by Credit Suisse Group to reject the Company’s claim against Credit Suisse Group before such Court and directed the parties to proceed with discovery.

Upon execution of the  award, the Company will transfer ownership of the portfolio of these auction rate securities to Credit Suisse. Until the award is executed, the Company will continue to own the Auction Rate Securities and, consequently, will account for them in the same manner as in the prior periods. Until then, the ownership of the auction-rate securities must be considered as a separate unit of accounting for impairment assessment. From the first quarter of 2008, the fair value measure of these securities, which corresponds to a level 3 fair value hierarchy, was based on a theoretical model using yields obtainable for comparable assets. The value inputs for the evaluation of these securities were publicly available indexes of securities with the same rating, similar duration and comparable/similar underlying collaterals or industries exposure (such as ABX for the collateralized debt obligation and ITraxx and IBoxx for the credit-linked notes until CLN have been tendered on December 2009), which the Company believes approximates the orderly exit value in the current market. The estimated value of these securities could further decrease due to a deterioration of the specific indexes used for the evaluation. Fair value measurement information is further detailed in Note 27.

On May 7, 2010 the Company disposed of its investment in Numonyx in exchange of 67 million  shares in Micron Technology Inc., which were recorded in the consolidated balance sheet on the line “Marketable Securities” as of December 31, 2010. During November and December 2010, the Company sold around 47 million of those shares, together with the related hedging instruments.  The remaining 20 million shares and related hedging instruments were sold during January 2011. The $189 million proceeds from the sale of the remaining shares generated a non-operating gain of $14 million reported in the line “Gain (loss) on financial instruments, net”. In addition, the $6 million proceeds from the sale of the unwinding of the derivative instruments generated an additional $6 million gain, which is described in note 26. The $14 million gain reported as a component of “Accumulated Other Comprehensive Income” represents the reversal of the deferred loss on those remaining shares reported as of December 31, 2010.

13.	Trade Accounts Receivable, Net

Trade accounts receivable, net consisted of the following:

	(Unaudited)	(Audited)
In millions of U.S. dollars	As at April 2, 2011	As at December 31, 2010

Trade accounts receivable	1,256	1,247
Valuation allowance	(17)	(17)

Total trade accounts receivable, net	1,239	1,230

During the first quarter of 2011, ST-Ericsson sold, without recourse, $323 million of receivables, with a financial cost lower than $1 million. The Company enters into factoring transactions to accelerate the realization in cash of some trade accounts receivable.

14.	Inventories, Net

Inventories are stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales.

Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter’s sales, backlog of orders and production plans.

Inventories, net of reserve consisted of the following:

	(Unaudited)	(Audited)
In millions of U.S. dollars	As at April 2, 2011	As at December 31, 2010

Raw materials	81	80
Work-in-process	1,082	976
Finished products	508	441

Total Inventories, net	1,671	1,497

15.	Business Combinations

In 2010, the Company completed two transactions to acquire substantially all the assets of two development stage companies based in the United States of America. These acquisitions provide the Company with leading technologies in the field of rectifier diodes and powerline communications. Both transactions were structured as asset deals which have been accounted for as business combinations and were determined to be included in the reportable segments “Power Discrete Products” (“PDP”) and “Analog, MEMS and Microcontrollers” (“AMM”).

The fair value of the identifiable assets and assumed liabilities acquired from these two companies at acquisition-date were as follows:
In millions of USD	Fair value recognized on acquisition
Technology	13
Goodwill	1
In-process R&D	5
Total identifiable net assets at fair value	19
Purchase consideration	19

The purchase consideration is made of cash payments for $11 million and the acquisition-date fair value of contingent considerations. Goodwill on these transactions arises principally due to the value of the assembled workforce.

16.	Goodwill

Changes in the carrying amount of goodwill were as follows:

In millions of U.S. dollars	Automotive Consumer Computer and Communication Infrastructure (“ACCI”)	Wireless Sector (“Wireless”)	Analog, MEMS and Microcontrollers (“AMM”)	Power Discrete Products (“PDP”)	Total
December 31, 2010 (Audited)	43	923	88	-	1,054
Foreign currency translation	-	7	3	-	10
April 2, 2011 (Unaudited)	43	930	91	-	1,064

17.	Other intangible assets

Other intangible assets consisted of the following:

April 2, 2011 (Unaudited)	Gross Cost	Accumulated Amortization	Net Cost

Technologies & licences	842	(639)	203
Contractual customer relationships	488	(134)	354
Purchased software	321	(270)	51
Construction in progress	96	-	96
Other intangible assets	91	(80)	11
Total	1,838	(1,123)	715

December 31, 2010 (Audited)	Gross Cost	Accumulated Amortization	Net Cost

Technologies & licences	827	(609)	218
Contractual customer relationships	488	(122)	366
Purchased software	309	(256)	53
Construction in progress	82	-	82
Other intangible assets	91	(79)	12
Total	1,797	(1,066)	731

The line “Construction in progress” in the tables above includes internally developed software under construction and software not ready for intended use.

The line Other intangible assets in the tables above consists primarily of internally developed software.

Amortization expense for the first quarter of 2011 was $52 million and the estimated amortization expense of the existing intangible assets for the following years is as follows:

Year
2011	175
2012	156
2013	80
2014	59
2015	50
Thereafter	195
Total	715

18.	Equity Investments

Equity investments as at April 2, 2011 and December 31, 2010 were as follows:

	(Unaudited)		(Audited)
In millions of USD, except percentages	April 2, 2011		December 31, 2010
	Carrying value	Ownership percentage	Carrying value	Ownership percentage
ST-Ericsson AT SA	33	49.9%	39	49.9%
3Sun S.r.l.	88	33.3%	83	33.3%
Other equity investments	10	-	11	-
Total	131		133

ST-Ericsson AT SA (“JVD”)

On February 3, 2009, the Company announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms (“EMP”) and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in ST-Ericsson AT Holding AG, in which the Company owns 50% less a controlling share held by Ericsson. The Company’s investment in JVD at the date of the transaction was valued at $99 million. In 2010, ST-Ericsson Holding AG was merged into ST-Ericsson AT SA. In the first three months of 2011, the line “Loss on equity investments” in the Company’s consolidated statement of income included a charge of $6 million related to JVD. This amount includes the amortization of basis differences. The Company’s current maximum exposure to loss as a result of its involvement with JVD is limited to its equity investment that amounted to $33 million as at April 2, 2011.

3Sun S.r.l. (“3Sun”)

3Sun is a joint initiative between Enel Green Power, Sharp and the Company for the manufacture of thin film photovoltaic panels in Catania, Italy. Each partner owns a third of the common shares of the entity. The Company has determined that 3Sun is not a variable interest entity. However the Company exercises a significant influence over 3Sun and consequently accounts for its investment in 3Sun under the equity method.

As part of the transaction with Micron, the Company exercised its right to indirectly purchase the Numonyx M6 facility in Catania, Italy. On July 1, 2010, Numonyx contributed the M6 going concern and facility to 3Sun and immediately transferred the newly issued shares of 3Sun to the Company against the redemption of the $78 million subordinated notes issued by Numonyx and held by the Company. Since the investment in 3Sun is denominated in euro, the investment is revalued at each reporting date closing, the exchange difference being recorded as currency translation adjustment in “Accumulated other comprehensive income” in the consolidated statement of changes in equity. The Company’s current maximum exposure to loss as a result of its involvement with 3Sun is limited to its equity investment that amounted to $88 million as at April 2, 2011.

19.	Variable Interest Entities (“VIE”)

The Company is currently associated with three VIEs:  JVS, JVD and DNP Photomask Europe S.p.A (DNP). The determination of whether the Company is the primary beneficiary for each of these companies is based on assumptions and judgments of whether: (i) the Company has the power to direct the most significant activities of the VIE and (ii) the Company is obligated to absorb losses or has the rights to receive returns that would be considered significant to the VIE.

The Company has determined that it is the primary beneficiary of JVS based on the power to direct the most significant activities of JVS, which includes the manufacturing and distribution of its products. As a result of the manufacturing agreements in place, the Company has judged that it has the ability to direct this activity. The Company’s obligation to absorb a share of the losses of JVS, which would be considered significant, results in the Company meeting both requirements to be considered the primary beneficiary of JVS. In addition, the Company also has the majority of voting shares (50% plus a controlling share) in JVS, resulting in consolidation by the Company.

The Company has determined that JVD is a VIE, but has determined that the Company is not the primary beneficiary of the entity. This determination is based on the judgment that the most significant activities of JVD are primarily R&D services performed for JVS and Ericsson, for which the Company does not have the power to direct by contract or voting control. Accordingly, the Company accounts for its investment in JVD under the equity method of accounting. The Company’s investment in JVD at the date of the transaction was valued at $99 million. The Company has not provided additional financial support in the first three months of 2011 and currently has no requirement or intent to provide further financial support to JVD.

The Company entered into a joint venture agreement in 2002 with Dai Nippon Printing Co, Ltd for the development and production of Photomask in which the Company holds a 19% equity interest. The joint venture, DNP Photomask Europe S.p.A, was initially capitalized with the Company’s contribution of €2 million of cash. Dai Nippon Printing Co, Ltd contributed €8 million of cash for an 81% equity interest. In the event of the liquidation of the joint-venture, the Company is required to repurchase the land at cost, and the facility at 10% of its net book value, if no suitable buyer is identified. No provision for this obligation has been recorded to date. At April 2, 2011, the Company’s total contribution to the joint venture is $10 million. The Company continues to maintain its 19% ownership of the joint venture, and therefore continues to account for this investment under the cost method. The Company has identified the joint venture as a VIE, but has determined that it is not the primary beneficiary.  The significant activities of DNP revolve around the creation of masks and development of high level mask technology. The Company does not have the power to direct such activities. The cost investment of $10 million is recorded in the line “Other investments and other non-current assets” in the Consolidated Balance Sheets and the Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its investment. The Company has not provided additional financial support in the first quarter of 2011 and currently has no requirement or intent to provide further financial support to the joint venture.

20.	Other Investments and Other Non-current Assets

Investments and other non-current assets consisted of the following:

	(Unaudited)	(Audited)
In millions of U.S. dollars	As at April 2, 2011	As at December 31, 2010

Long-term receivables related to tax refund	272	278

Investments carried at cost	28	28
Deposits and other non-current assets	23	22

Available-for-sale equity securities	12	11
Long-term receivables from third party	12	19

Held-for-trading equity securities	8	7
Long-term receivables related to funding	8	8
Prepaid for pension	4	4
Derivative instruments designated as cash flow hedge	2	6
Debt issuance costs, net	1	1

Total other investments and other non-current assets	370	384

Long-term receivables related to tax refund are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research and development, industrialization and capital investment projects.

Investments carried at cost are equity securities with no readily determinable fair value.

Long-term receivables related to funding correspond to tax benefits claimed by the Company in certain of its local tax jurisdictions, for which collection is expected beyond one year.

Derivative instruments designated as hedge are further described in Note 26.

21.	Financial debt

Long term debt consisted of the following:

	(Unaudited)	(Audited)
In millions of U.S. dollars	April 2, 2011	December 31, 2010

Funding program loans from European Investment Bank:
0.33% due 2014, floating interest rate at Libor + 0.017%	80	80
0.33% due 2015, floating interest rate at Libor + 0.026%	47	47
0.36% due 2016, floating interest rate at Libor + 0.052%	96	116
0.62% due 2016, floating interest rate at Libor + 0.317%	155	155
0.52% due 2016, floating interest rate at Libor + 0.213%	171	171
Other funding program loans:
0.46% (weighted average), due 2012, fixed interest rate	2	2
0.50% (weighted average), due 2013, fixed interest rate	3	3
0.49% (weighted average), due 2014, fixed interest rate	3	3
0.50% (weighted average), due 2016, fixed interest rate	1	1
0.50% (weighted average), due 2017, fixed interest rate	1	1
0.74% (weighted average), due 2018, fixed interest rate	2	2
Capital leases:
6. 48% (weighted average), due 2011, fixed interest rate	-	2
6.00% (weighted average), due 2014, fixed interest rate	7	7
5.29% (weighted average), due 2017, fixed interest rate	2	2
Senior Bonds:
1.57%, due 2013, floating interest rate at Euribor + 0.40%	571	569
Convertible debt:
1.5% convertible bonds due 2016	491	534
Total long-term debt	1,632	1,695
Less current portion (excluding short term borrowings)	(600)	(645)
Total long-term debt, less current portion	1,032	1,050

The financial debt was $1,749 million as at April 2, 2011, comprised of $117 million of short-term borrowings and $1,632 of long-term debt.

In February 2006, the Company issued $1,131 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016. The bonds were issued at 100% of principal with a yield to maturity of 1.5% and resulted in net proceeds to the Company of $974 million less transaction fees. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.833898 shares per one thousand dollar face value of the bonds corresponding to 42,694,216 equivalent shares. This conversion rate has been adjusted from 43.363087 shares per one thousand dollar face value of the bonds as at May 21, 2007, as the result of the extraordinary cash dividend approved by the Annual General Meeting of Shareholders held on May 14, 2008. This new conversion has been effective since May 19, 2008. The holders can redeem the convertible bonds on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollar face value of the bonds. The Company can call the bonds at any time after March 10, 2011 subject to the Company’s share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days. The Company may redeem for cash at the principal amount at issuance plus accumulated gross yield all, but not a portion, of the convertible bonds at any time if 10% or less of the aggregate principal amount at issuance of the convertible bonds remain outstanding in certain circumstances or in the event of changes to the tax laws of the Netherlands or any successor jurisdiction. In 2009 the Company repurchased 98 thousand bonds corresponding to $106 million principal amount for a total cash consideration of $103 million, realizing a gain on the repurchase of $3 million. In 2010, the Company repurchased around 386 thousand bonds corresponding to $417 million principal amount for a total cash consideration of $410 million, realizing a gain on the repurchase of $7 million. On February 23, 2011, certain bond holders exercised their first put option and redeemed for cash  around 41 thousand bonds corresponding to $45 million principal amount and a total cash consideration of $44 million. The total of bonds outstanding  represent approximately 46% of the total amount originally issued. The repurchased bonds have been cancelled in accordance with their terms.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary of the Company, issued floating rate senior bonds with a principal amount of €500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. In the event of changes to the tax laws of the Netherlands or any successor jurisdiction, ST BV or the Company may redeem the full amount of senior bonds for cash. In the event of certain change in control triggering events, the holders can cause ST BV or the Company to repurchase all or a portion of the bonds outstanding. In 2010 the Company repurchased 74 thousand bonds for a total cash consideration of $98 million. In the first quarter of 2011 the Company repurchased 22 thousand bonds for a total cash consideration of $30 million.

22.	Post Retirement and Other Long-term Employee Benefits

The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. The other long-term employees’ plans provide for benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for the majority of its plans. Eligibility is generally determined in accordance with local statutory requirements. For Italian termination indemnity plan (“TFR” funded before July 1, 2007), the Company continues to measure the vested benefits to which Italian employees are entitled as if they retired immediately as of April 2, 2011, in compliance with the U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.

The components of the net periodic benefit cost included the following:

	Pension Benefits
	(Unaudited)
	Three months ended
In millions of U.S. dollars	April 2, 2011	March 27, 2010

Service cost	(8)	(5)
Interest cost	(8)	(8)
Expected return on plan assets	5	4
Amortization of actuarial net (loss) gain	(1)	(1)
Settlement	-	(1)
Net periodic benefit cost	(12)	(11)

	Other long-term benefits
	(Unaudited)
	Three months ended
In millions of U.S. dollars	April 2, 2011	March 27, 2010

Service cost	(1)	(1)
Net periodic benefit cost	(1)	(1)

Employer contributions paid and expected to be paid in 2011 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2010.

23.	Dividends

At the Company’s Annual General Meeting of Shareholders held on May 25, 2010, the distribution of a cash dividend of $0.28 per common share to be paid in four equal installments was adopted by the Company’s shareholders. Through December 31, 2010, three installments were paid for an amount of $186 million including withholding tax. The remaining $0.07 per share cash dividend totaling $62 million was paid in the first quarter of 2011.

At the Company’s Annual General Meeting of Shareholders held on May 3, 2011, the distribution of a cash dividend of $0.40 per common share to be paid in four equal installments was approved by the Company’s shareholders.

24.	Treasury Stock

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of non-vested shares including such plans as approved by the 2005, 2006, 2007, 2008, 2009 and 2010 Annual General Meeting of Shareholders. As of April 2, 2011, 14,209,417 of these treasury shares were transferred to employees under the Company’s share based remuneration programs of which 23,199 in the first quarter of 2011.

As of April 2, 2011, the Company owned a number of treasury shares equivalent to 28,710,803.

25.	Contingencies and Legal proceedings

The Company is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

The Company applies a two-step process for the evaluation of uncertain income tax positions based on a “more likely than not” threshold to determine if a tax position will be sustained upon examination by the taxing authorities. Except for the foreign currency exchange impact, there was no major change in the amount of unrecognized tax benefits during the first three months of 2011 in respect to uncertainties about a certain tax treatment not yet validated with the relevant fiscal authorities. All unrecognized tax benefits would affect the effective tax rate, if recognized. Interest and penalties recognized in the consolidated balance sheets as at April 2, 2011 and December 31, 2010 and in the consolidated statements of income for the first quarter of 2011 and 2010 are not material. The tax years that remain open for review in the Company’s major tax jurisdictions are from 1996 to 2010.

The Company has received and may in the future receive communications alleging possible infringements, in particular in the case of patents and similar intellectual property rights of others. Furthermore, the Company periodically conducts broad patent cross license discussions with other industry participants which may or not be successfully concluded. The Company may become involved in costly litigation brought against the Company regarding patents, mask works, copy-rights, trade-marks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to license patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows, financial position and/or ability to compete.

The Company is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations.

On April 17, 2007, Tessera Technologies, Inc. filed a complaint against STMicroelectronics NV, Freescale Inc., ATI Technologies, Inc., Motorola, Inc., Qualcomm, Inc., Spansion, Inc., Spansion LLC, in the International Trade Commission (ITC) requesting the ITC to enter an injunction barring the importation of any product containing a device that infringes two identified patents related to ball grid array (BGA) packaging technology. On December 1, 2008, the administrative law judge issued his initial determination finding in favor of the respondents and recommended that no injunction barring importation of the respondents’ products be entered. In accordance with their rights, Tessera petitioned the ITC to review the administrative law judge’s initial determination on December 15, 2008. On May 20, 2009 the ITC issued a final order finding that all the respondents infringe on Tessera’s asserted patents, and granted Tessera’s request for a Limited Exclusion Order prohibiting the importation of respondents’ infringing products. On December 21, 2010, the Federal Circuit Court of Appeals, issued an opinion upholding the ITC’s final order. Respondents have requested that the Federal Circuit re-hear the appeal before the entire panel of justices. In September 2010, the asserted patents expired, thus nullifying the Limited Exclusion Order. The filing of the ITC proceedings on April 17, 2007 resulted in the stay of an earlier lawsuit filed by Tessera in January 2006 against STMicroelectronics and STMicroelectronics Inc along with Spansion Inc and Spansion LLC in the US District court for the Northern District of California, pursuant to which Tessera was claiming an injunction as well as an unspecified amount of monetary damages for breach of a 1997 License Agreement by STMicroelectronics Inc. The Company expects that once the appellate process concerning the ITC ruling is completed, Tessera will seek to lift the stay on the pending proceedings in the Federal Court for the Northern District of California. The asserted Tessera patents have all now expired. The Company continues to assess the merits of all ongoing litigation with Tessera.

On December 1, 2010, Rambus, Inc. filed a complaint in the ITC against STMicroelectronics NV, STMicroelectronics Inc., along with other semiconductor respondents: Broadcom Corporation, Freescale Inc., LSI Corporation, Nvidia Corporation, and Mediatek Inc. and 22 customer respondents, alleging, among other things, that certain semiconductor parts and customer products incorporating such semiconductor parts, infringe patents owned by Rambus relating to standard technologies in the field of double data rate memory controller and peripheral interfaces. The ITC complaint seeks an exclusion order barring the importation of accused products into the United States. On December 29, 2010 the ITC voted to institute an investigation based on Rambus’ complaint and on February 15, 2011 the administrative Law Judge at the ITC issued a procedural order pursuant to which a hearing is currently scheduled to be held in October 2011, an Initial Determination to be rendered no later than January 4, 2012, with a final determination expected for May 2012. Also on December 1, 2010, Rambus filed related lawsuits in the Northern District of California against STMicroelectronics NV, STMicroelectronics Inc. and certain other semiconductor respondents alleging, among other things, that certain of semiconductor products infringe on 19 Rambus patents including the same patents involved in the ITC matter as well as other patents owned by Rambus in relation to memory controller and high speed interface technologies. Rambus seeks unspecified monetary damages, enhanced damages, and injunctive relief. Respondents have requested that the proceedings in US District Court be stayed pending the outcome of the ITC proceedings. The Company continues to assess the merits of the ITC complaint and the Northern District of California lawsuit.

On December 4, 2009 the Company received from the International Chamber of Commerce the notification of a request for arbitration filed by NXP Semiconductors Netherlands BV “NXP” against STMicroelectronics NV, and ST-Ericsson, claiming compensation for so called underloading costs, pursuant to a Manufacturing Services Agreement entered into between NXP and ST-NXP Wireless, at the time of the creation of ST-NXP Wireless, the Company’s wireless semiconductor products joint venture with NXP, in August 2008. The claim is currently evaluated by NXP at approximately $59 million. In January 2009, NXP agreed upon our request to withdraw its claim against ST-Ericsson. The Company is contesting the NXP claim vigorously. An arbitration hearing is currently planned to occur in Paris as from May 23, 2011.

The Company is also the beneficiary of a Finra arbitration award of US$406 million rendered in February 2005 in the Company’s dispute against Credit Suisse Securities. Such award was confirmed in March and August 2010 by the US District Court for the Southern District of New York. The decision of the New York District Court is at the request of Credit Suisse which has posted a bond, currently under appeal before the Court of Appeal for the Second Circuit.

The pending proceedings which the Company faces involve complex questions of fact and law. The results of legal proceedings are uncertain and material adverse outcomes are possible.

The Company accrues loss contingencies when a loss is probable and can be estimated. The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. There can be no assurance that our recorded reserves will be sufficient to cover the extent of our potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize. As of April 2, 2011 provisions were recorded by the Company with respect to legal proceedings when the Company considered both that it was probable that a liability had been incurred and the associated amount could be reasonably estimated. The amount of such reserves is not considered material. Additionally, at this time, the Company does not believe that the reasonably possible loss contingencies in aggregate, as they can be reasonably estimated, is a material amount to the financial statements as a whole, including results of operations, cash flows and financial position.

26.	Derivative Instruments and Hedging Activities

The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Company’s activities expose it to a variety of financial risks, such as market risk, credit risk and liquidity risk. The Company uses derivative financial instruments to hedge certain risk exposures. The primary risk managed by using derivative instruments is foreign currency exchange risk.

           Foreign currency exchange risk

Currency forward contracts and options are entered into to reduce exposure to changes in exchange rates on the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries and to manage the foreign exchange risk associated with forecasted transactions.

Derivative Instruments Not Designated as a Hedge

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Company’s subsidiaries. Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Company through financial instruments transacted by Corporate Treasury. To manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities, the Company’s subsidiaries use forward contracts and purchased currency options. Foreign exchange risk arises from exchange rate fluctuations on assets and liabilities denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income.

Cash Flow Hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges through the use of currency forward contracts and currency options, including collars, certain Euro-denominated forecasted intercompany transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods. The Company also hedges through the use of currency forward contracts certain Swedish krona-denominated forecasted transactions that cover at reporting date a large part of its research and development expenses.

These derivative instruments are designated and qualify for cash flow hedge. They are reflected at their fair value in the consolidated balance sheets. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction, which enables the Company to conclude, based on the fact that the critical terms of the hedging instruments match the terms of the hedged transactions, that changes in cash flows attributable to the risk being hedged are expected to be completely offset by the hedging derivatives. Currency forward contracts and currency options, including collars, used as hedges are effective at reducing the Euro/U.S. dollar and the Swedish krona/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an on-going basis over the duration of the hedge relationship. Effectiveness on transactions hedged through purchased currency options and collars is measured on the full fair value of the instrument, including the time value of the option. Ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change on the expected cash flows on the hedged transactions. The gain or loss from the effective portion of the hedge is reported as a component of “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statement of income line item as the impact of the hedged transaction. When a designated hedging instrument is either terminated early or an improbable or ineffective portion of the hedge is identified, or when it is probable that the forecasted transaction will not occur by the end of the originally specified time period, the cumulative gain or loss that was reported in “Accumulated other comprehensive income (loss)” is recognized immediately in earnings.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge are established as follows: (i) for R&D and Corporate costs, up to 80% of the total forecasted transactions; (ii) for manufacturing costs, up to 70% of the total forecasted transactions. The maximum length of time over which the Company hedges its exposure to the variability of cash flows for forecasted transactions is 24 months.

As at April 2, 2011, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Swedish krona-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	336	423
Currency options	13	45
Currency collars	105	245

In millions of Swedish krona	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	875	-

           Interest rate risk

Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company’s interest rate risk arises mainly from long-term borrowings at fixed rates. The Company analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Since almost all the liquidity of the Company is invested in floating rate instruments, the Company’s interest rate risk arises from the mismatch of fixed rate liabilities and floating rate assets.

           Other market risk

As part of its ongoing investing and financing activities, the Company may be exposed to equity security price risk for investments in public entities classified as available-for-sale. In order to hedge the exposure to this market risk, the Company may enter into certain hedging derivative transactions. In the first quarter of 2010, the Company purchased a put option in order to hedge a potential equity position in an unaffiliated company, for a total notional amount of 10 million shares. The put option did not meet at that time the criteria for designation as a hedging instrument and was consequently classified as a held-for-trading financial asset. The Company reported on that period an unrealized loss amounting to $6 million on the line “Gain (loss) on financial instruments, net” in the consolidated statement of income for the three months ended March 27, 2010.

The Company entered in April 2010 into additional derivative instruments to hedge forecasted sales of Micron shares for a total notional amount of approximately 50 million shares. The hedged forecasted sales were assessed to be highly probable transactions, from inception of the hedge and on an on-going basis, and the hedging transaction qualified for cash flow hedge. In December 2010, the Company decided to discontinue two of the four hedging instruments and simultaneously sold the underlying 30 million shares. The remaining two instruments, which corresponded to zero-cost collars, for a total notional amount of 20,056,131 shares still qualified for cash flow hedge accounting as at December 31, 2010. In the first quarter of 2011, the Company decided to discontinue the hedging instruments and simultaneously sold the underlying shares. Proceeds from the unwinding of the collars totaled $6 million, which generated a non-operating gain of the same amount reported on the line “Gain (loss) on financial instruments, net” on the consolidated statement of income for the three months ended April 2, 2011. The impact of the sale of Micron shares is described in Note 12.

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at April 2, 2011 and December 31, 2010 is presented in the table below:

In millions of U.S. dollars	As at April 2, 2011		As at December 31, 2010
Asset Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value

Derivatives designated as a hedge:
Foreign exchange forward contracts	Other receivables and assets	85	Other receivables and assets	46
Currency options	Other receivables and assets	1	Other receivables and assets	-
Currency collars	Other receivables and assets	11	Other receivables and assets	-
Currency collars	Other investments and other non-current assets	3	Other investments and other non-current assets	6
Contingent zero-cost collars	Other receivables and assets	-	Other receivables and assets	27

Total derivatives designated as a hedge		100		79

Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other receivables and assets	3	Other receivables and assets	12
Total derivatives not designated as a hedge:		3		12
		103
Total Derivatives				91

In millions of U.S. dollars	As at April 2, 2011		As at December 31, 2010
Liability Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value

Derivatives designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	-	Other payables and accrued liabilities	(8)
Currency options	Other payables and accrued liabilities	-	Other payables and accrued liabilities	-
Currency collars	Other payables and accrued liabilities	-	Other payables and accrued liabilities	(2)
Total derivatives designated as a hedge		-		(10)

Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(1)	Other payables and accrued liabilities	(1)
Total derivatives not designated as a hedge:		(1)		(1)
Total Derivatives		(1)		(11)

The effect on the consolidated statements of income for the three months ended April 2, 2011 and March 27, 2010, respectively, and on the Other comprehensive income (“OCI”) as reported in the statement of changes in equity as at April 2, 2011 and December 31, 2010 of derivative instruments designated as cash flow hedge is presented in the table below:

In millions of U.S. dollars	Gain (loss) deferred in OCI on derivative		Location of gain (loss) reclassified from OCI into earnings	Gain (loss) reclassified from OCI into earnings
				Three months ended
	April 2, 2011	December 31, 2010		April 2, 2011	March 27, 2010
Foreign exchange forward contracts	53	19	Cost of sales	11	8
Foreign exchange forward contracts	6	3	Selling, general and administrative	2	-
Foreign exchange forward contracts	35	16	Research and development	13	2
Currency options	-	(1)	Cost of sales	(1)	(1)
Currency options	-	(1)	Research and development	-	-

Currency collars	7	-	Cost of sales	-	-
Currency collars	1	-	Selling, general and administrative	-	-
Currency collars	3	2	Research and development	-	-
Contingent zero-cost collars	-	27	Gain (loss) on financial instruments, net	7	-

Total	105	65		32	9

A total $102 million gain deferred as at April 2, 2011 in OCI is expected to be reclassified as earnings within the next twelve months.

No ineffective portion of the cash flow hedge relationships was recorded in earnings in the first quarters of 2011 and 2010. No amount was excluded from effectiveness measurement on foreign exchange forward contracts, currency options and collars.

The effect on the consolidated statements of income for the three months ended April 2, 2011 and March 27, 2010 of derivative instruments not designated as a hedge is presented in the table below:

In millions of U.S. dollars	Location of gain recognized in earnings	Gain (loss) recognized in earnings
		Three months ended
		April 2, 2011	March 27, 2010
Foreign exchange forward contracts	Other income and expenses, net	32	(25)
Purchased put option	Gain (loss) on financial instruments, net	-	(6)

Total		32	(31)

The Company did not enter into any derivative instrument containing significant credit-risk-related contingent features.

27.	Fair Value Measurements

The table below details assets (liabilities) measured at fair value on a recurring basis as at April 2, 2011:
		Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	April 2, 2011
In millions of U.S. dollars
Debt securities issued by the U.S. Treasury	250	250	-	-
Euro-denominated debt securities issued by foreign governments	130	130	-	-
Euro-denominated Senior debt Floating Rate Notes issued by Lehman Brothers	5	-	5	-
Euro-denominated Senior debt Floating Rate Notes issued by other financial institutions	105	105	-	-
Euro-denominated Fixed rate debt securities issued by financial institutions	28	28	-	-
U.S. dollar-denominated Senior debt Floating Rate Notes issued by other financial institutions	201	201	-	-
Auction Rate Securities	77	-	-	77
Equity securities classified as held for trading	8	8	-	-
Equity securities classified as available-for-sale	12	12	-	-
Derivative instruments designated as cash flow hedge	100	-	100	-
Derivative instruments not designated as a hedge	2	-	2	-
Total	918	734	107	77

The table below details assets (liabilities) measured at fair value on a recurring basis as at December 31, 2010:

		Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	December 31, 2010
In millions of U.S. dollars
Aaa debt securities issued by the U.S. Treasury	350	350	-	-
Euro-denominated Aaa debt securities issued by foreign governments	213	213	-	-
Euro-denominated Senior debt Floating Rate Notes issued by Lehman Brothers	10	-	-	10
Euro-denominated Senior debt Floating Rate Notes issued by other financial institutions	118	118	-	-
U.S. dollar-denominated Senior debt Floating Rate Notes issued by other financial institutions	200	200	-	-
Auction Rate Securities	72	-	-	72
Micron shares classified as available-for-sale	161	161	-	-
Other equity securities classified as available-for-sale	11	11	-	-
Equity securities classified as held for trading	8	8	-	-
Derivative instruments designated as cash flow hedge	69	-	69	-
Derivative instruments not designated as a hedge	11	-	11	-
Total	1,223	1,061	80	82

For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2011 and April 2, 2011 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2011	82
Change in fair value of Auction Rate Securities
Other-than-temporary impairment charge on Senior debt Floating Rate Notes issued by Lehman Brothers included in earnings on the line “Other-than-temporary impairment charge in financial assets”	(5)
Transfer of Senior debt Floating Rate Notes issued by Lehman Brothers to Level 2 fair value hierarchy	(5)
Change in fair value of Auction Rate Securities	5
April 2, 2011	77

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	(5)

For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2010 and March 27, 2010 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2010	226
Change in fair value of Auction Rate Securities	5
Change in fair value of Numonyx subordinated notes – pre-tax	2
Paid-in-kind interest on Numonyx subordinated notes	4
Currency translation adjustment	(1)
March 27, 2010	236

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	-

The table below details assets (liabilities) measured at fair value on a nonrecurring basis as at April 2, 2011:
		Fair value measurements using
In millions of U.S. dollars		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	April 2, 2011

Investments in equity securities carried at cost	28	-	-	28
Assets held for sale	31	-	31	-
Total	59	-	31	28

The table below details assets (liabilities) measured at fair value on a nonrecurring basis as at December 31, 2010:
		Fair value measurements using
In millions of U.S. dollars		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	December 31, 2010

Investments in equity securities carried at cost	28	-	-	28
Assets held for sale	28	-	28	-
Total	56	-	28	28

The assets held for sale are reported at the lower of their net book value and fair value less costs to sell. Fair value is determined by estimates provided by brokers based on past sales of similar assets.

For assets (liabilities) measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2011 and April 2, 2011 is presented as follows:
In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2011	28
Investments in equity securities carried at cost
April 2, 2011	28

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	-

The following table includes additional fair value information on other financial assets and liabilities recorded at amortized cost as at April 2, 2011 and as at December 31, 2010:
	2011		2010
Description	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
In millions of U.S. dollars
Long-term debt
- Bank loans (including current portion)	570	570	592	591
- Senior Bonds	571	570	569	566
- Convertible debt	491	488	534	528
Total	1,632	1,628	1,695	1,685

The table below details securities that currently are in an unrealized loss position.  The securities are segregated by investment type and the length of time that the individual securities have been in a continuous unrealized loss position as of April 2, 2011.

	April 2, 2011
	Less than 12 months		More than 12 months		Total
Description	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses
Senior debt floating rate notes	-	-	215	(3)	215	(3)
Total	-	-	215	(3)	215	(3)

The table below details securities that were in an unrealized loss position as at March 27, 2010.  The securities are segregated by investment type and the length of time that the individual securities have been in a continuous unrealized loss position as of March 27, 2010.

	March 27, 2010
	Less than 12 months		More than 12 months		Total
Description	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses
Senior debt floating rate notes	59	(2)	247	(5)	306	(7)
Long-term subordinated notes	-	-	179	(8)	179	(8)
Total	59	(2)	426	(13)	485	(15)

The methodologies used to estimate fair value are as follows:

Debt securities classified as available for sale

The fair value of floating rate notes and government bonds is estimated based upon quoted market prices for identical instruments. For Lehman Brothers senior unsecured bonds, fair value measurement was reassessed in 2008 from a Level 1 fair value measurement hierarchy to a Level 3 following Lehman Brothers Chapter 11 filing. Fair value measurement for these debt securities relied until December 31, 2010 on information received from a major credit rating entity based on historical recovery rates.  In the first quarter of 2011, new information was publicly released about the Lehman Brothers Holding Inc. liquidation process, the announcement by Lehman Brothers Holdings Inc.  that it would seek approval of its reorganization plan and recent settlement negotiations between large bondholders and the liquidators. Based on these new facts and circumstances, the Company reassessed fair value measurement from a Level 3 fair value measurement hierarchy to a Level 2, since fair value of Lehman Brothers Senior debt floating rate notes is now based on expected recovery rates from the proposed reorganization plan, as reflected by values observed on open markets.

For auction rate securities, which are debt securities without available observable market price, the Company establishes fair value by reference to public available indexes of securities with the same rating and comparable or similar underlying collaterals or industries’ exposure, as described in detail in Note 12.

Foreign exchange forward contracts, currency options and collars

The fair value of these instruments is estimated based upon quoted market prices for similar instruments.

Equity securities classified as available-for-sale

The fair values of these instruments are estimated based upon market prices for the same or similar instruments. For shares on which a sale restriction is attached, the market price is discounted in order to reflect such restriction.

Equity securities held for trading

The fair value of these instruments is estimated based upon quoted market prices for the same instruments.

Equity securities carried at cost

The non-recurring fair value measurement is based on the valuation of the underlying investments on a new round of third party financing or upon liquidation.

Long-term debt and current portion of long-term debt

The fair value of long-term debt was determined based on quoted market prices, and by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company’s incremental borrowing rates for similar types of borrowing arrangements.

Cash and cash equivalents, accounts receivable, bank overdrafts, short-term borrowings, and accounts payable

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

28.	Segment Reporting

The Company operates in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, the Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smartcard products through its divisions, which include the production and sale of both silicon chips and Smartcards.

In the Subsystems business area, the Company designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets,  including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems segment does not meet the requirements for a reportable segment, as defined in the U.S. GAAP guidance.

As of January 1, 2011 the Company changed the segment organization structure. The current organization is as follows:

•	Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”), comprised of:

o	Automotive Products Group (“APG”);

o	Computer and Communication Infrastructure (“CCI”);

o	Home Entertainment & Displays (“HED”); and

o	Imaging (“IMG”).

•	Analog, MEMS and Microcontrollers (“AMM”), comprised of:

o	Analog Products and Micro-Electro-Mechanical Systems (“Analog & MEMS”); and

o	Microcontrollers, non-Flash, non-volatile Memory and Smart Card products (“MMS”).

•	Power Discrete Products (“PDP”), comprised of:

o	Rectifiers, Thyristors & Triacs, Protection, Integrated Passive Active Devices (IPADs) and Transistors.

•	Wireless Segment (“Wireless”) comprised of:

o	2G, EDGE TD-SCDMA & Connectivity;

o	3G Multimedia & Platforms;

o	LTE & 3G Modem Solutions;

in which, since February 3, 2009, the Company reports the portion of sales and operating results of ST-Ericsson as consolidated in the Company’s revenue and operating results, and

o	Other Wireless, in which the Company reports manufacturing margin, R&D revenues and other items related to the wireless business but outside the ST-Ericsson JVS.

In 2011, following the change of segment structure, the Company restated its results from prior periods for illustrative comparisons of its performance by product segment. The preparation of segment information based on the current segment structure requires management to make significant estimates, assumptions and judgments in determining the operating income of the segments for the prior reporting periods.

The Company’s principal investment and resource allocation decisions in the Semiconductor Business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the Semiconductor Business area. All these product segments share common research and development for process technology and manufacturing capacity for most of their products.

The following tables present the Company’s consolidated net revenues and consolidated operating income by semiconductor product segment. For the computation of the segments’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with the Company’s internal policies, certain cost items are not charged to the segments, including unused capacity charges, impairment, restructuring charges and other related closure costs, start-up and phase-out costs of certain manufacturing facilities, strategic and special research and development programs or other corporate sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges.

Net revenues by product segment:

	(Unaudited)
	Three months ended
In millions of U.S. dollars	April 2, 2011	March 27, 2010

Net revenues by product segment:
Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”)(1)	1,052	892
Analog, MEMS and Microcontrollers (AMM) (1)	755	546
Power Discrete Products (PDP)	333	282
Wireless	384	587
Others(2)	11	18

Total consolidated net revenues	2,535	2,325

(1)	Following the transfer of a small business unit from ACCI to AMM, the Company reclassified prior period revenues accordingly.
(2)	Includes revenues from the sales of Subsystems and other products not allocated to product segments.

Net revenues by product segment and by product line:

	(Unaudited)
	Three months ended
In millions of U.S dollars	April 2, 2011	March 27, 2010

Net revenues by product lines:
Automotive Products Group (“APG”) (1)	433	308
Computer and Communication Infrastructure (“CCI”)	266	264
Home Entertainment & Displays (“HED”)	211	207
Imaging (“IMG”)	142	106
Others	-	7
Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”)	1,052	892
Analog and Micro-Electro-Mechanical Systems (“Analog & MEMS”) (1)	436	302
Microcontrollers, non-Flash, non-volatile Memory and Smartcard products (“MMS”)	319	244
Others
Analog, MEMS and Microcontrollers (“AMM”)	755	546
Power Discrete Products (“PDP”)	333	282
2G, EDGE TD-SCDMA & Connectivity	190	244
3G Multimedia & Platforms	171	338
LTE & 3G Modem Solutions	23	4
Others	-	1
Wireless	384	587
Others	11	18
Total consolidated net revenues	2,535	2,325

(1)	Following the transfer of a small business unit from ACCI to AMM, the Company reclassified prior period revenues accordingly.

Operating income (loss) by product segment:

	(Unaudited)
	Three months ended
In millions of U.S. dollars	April 2, 2011	March 27, 2010

Operating income (loss) by product segment:
Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”)	116	49
Analog, MEMS and Microcontrollers (AMM)	166	65
Power Discrete Products (“PDP”)	50	26
Wireless	(180)	(116)
Total operating income (loss) of product segments	152	24
Others(1)	(34)	(44)
Total consolidated operating income (loss)	118	(20)

(1)
Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, phase-out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate level operating expenses, certain patent claims and litigation, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group.

Reconciliation of operating income (loss) of segments to the total operating income (loss):

	(Unaudited)
	Three months ended
In millions of U.S. dollars	April 2, 2011	March 27, 2010

Reconciliation to consolidated operating income (loss):
Total operating income (loss) of product segments	152	24
Strategic and other research and development programs	(4)	(3)
Phase-out and start-up costs	(7)	(2)
Impairment, restructuring charges and other related closure costs	(24)	(33)
Unused capacity charges	(2)	(1)
Other non-allocated provisions(1)	3	(5)
Total operating loss Others	(34)	(44)
Total consolidated operating income (loss)	118	(20)

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	May 9, 2011	By:	/s/ Carlo Bozotti
			Name:	Carlo Bozotti
			Title:	President and Chief Executive Officer and Sole Member of our Managing Board

Enclosure:  STMicroelectronics N.V.’s First Quarter 2011:

●	Operating and Financial Review and Prospects;
●	Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Equity and related Notes; and
●	Certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.